UNDERWRITING AGREEMENT

June 23, 2026

Cantor Fitzgerald & Co.

Barclays Capital Inc.

As Representatives of the several
Underwriters listed in Section 19.1
hereof

c/o Cantor Fitzgerald & Co.

110 East 59th Street

New York, New York 10022

c/o Barclays Capital Inc.

745 7th Avenue

New York, NY 10019

Attention: Eric So, Interim Chief Executive Officer

Cantor Fitzgerald & Co. ("Cantor") and Barclays Capital Inc. ("Barclays") as representatives (together, the "Representatives") of the underwriters listed in Section 19.1 hereof (the "Underwriters" and each individually an "Underwriter"), hereby severally, and not jointly nor jointly and severally, offer to purchase from Cybin Inc., d/b/a. Helus Pharma (the "Company"), in the respective percentages set forth in Section 19.1 hereof, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, on an underwritten basis, an aggregate of 10,309,280 common shares (the "Shares") in the capital of the Company (the "Common Shares") for aggregate gross proceeds of $50,000,008.00. To the extent there are no additional underwriters listed in Section 19.1, the term "Representatives" as used herein shall mean Cantor and Barclays, as Underwriters, and the term "Underwriters" shall mean either the singular or the plural, as the context requires.

The Shares are referred to herein as the "Offered Shares" and the offering of the Offered Shares by the Company is hereinafter referred to as the "Offering".

The Company and the Underwriters agree that any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more Affiliates of the Underwriters, duly registered to transact business as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of FINRA (as hereinafter defined). The Company and the Underwriters further agree that neither the Underwriters, nor any of their Affiliates, shall offer or sell any of the Offered Shares in Canada or through the facilities of any Canadian trading market.

This Agreement (as hereinafter defined) shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

ARTICLE 1
INTERPRETATION

1.1 Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

(a) "Affiliate" has the meaning given to it in the OBCA;

(b) "Agreement" means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this agreement;

(c) "Applicable Laws" means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

(d) "Applicable Securities Laws" means, collectively, Canadian Securities Laws and U.S. Securities Laws;

(e) "Applicable Time" has the meaning given to it in Section 2.7;

(f) "Authorizations" means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit or export permit, or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the parties to perform their obligations under this Agreement or in relation to a study, including any dealer's licence under the FDR-J, ethical review board approval or other authorization for a study, or other authorizations related to the Business;

(g) "Business" means the business of delivery of psilocin, psilocybin, DMT, DMT analogs, psilocybin analogues, and a range of tryptamines and phenylethylamines, other restricted drugs or controlled substances, or other drug substances for therapeutic purposes, including the development, formulation and compounding of Drug Products including the above or other drug substances, including in the context of clinical trials, research, development, commercialization, licensing, service delivery; development of drug and device combination products for the delivery of drugs; development of a psychotherapy model, or other contexts within the pharmaceutical, biotechnology, and medical device fields;

(h) "Business Day" means any day, other than a Saturday or Sunday, on which banks are open for business in Toronto, Ontario;

(i) "Canadian Commissions" means the securities regulatory authorities in each of the Qualifying Jurisdictions;

(j) "Canadian Final Base Prospectus" has the meaning given to it in Section 2.3;

(k) "Canadian Offering Documents" has the meaning given to it in Section 5.1(c);

(l) "Canadian Preliminary Base Prospectus" has the meaning given to it in Section 2.1;

(m) "Canadian Preliminary Prospectus " means any preliminary prospectus included in the Registration Statement or filed with the Canadian Commissions in the Qualifying Jurisdictions, in accordance with the Shelf Procedures;

(n) "Canadian Prospectus" has the meaning given to it in Section 2.3;

(o) "Canadian Prospectus Amendment" means any amendment to the Prospectus filed with the Principal Regulator during the Distribution of the Offered Shares;

(p) "Canadian Prospectus Supplement" has the meaning given to it in Section 2.3;

(q) "Canadian Securities Laws" means all Applicable Securities Laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions;

(r) "Cantor" has the meaning given to it in the first paragraph of this Agreement;

(s) "Cboe Canada" means Cboe Canada Inc.;

(t) "CDSA" means the Controlled Drugs and Substances Act (Canada);

(u) "Claim" has the meaning given to it in Section 10.2;

(v) "Clinical Trials" has the meaning given to it in Section 8.1(eeee);

(w) "Closing Date" has the meaning given to it in Section 6.2;

(x) "Closing Time" has the meaning given to it in Section 6.2;

(y) "Common Shares" means the common shares in the capital of the Company;

(z) "Company" has the meaning given to it in the first paragraph of this Agreement;

(aa) "Company's Auditors" means Zeifmans LLP;

(bb) "Continuous Disclosure Materials" means all reports and other documents published or filed by the Company with the Canadian Commissions or the SEC as at the date of this Agreement;

(cc) "controlled substance" has the meaning ascribed thereto in section 2(1) of the CDSA;

(dd) "Criminal Code" means the Criminal Code (Canada);

(ee) "Defaulting Underwriter" has the meaning given to it in Section 19.2;

(ff) "Distribution" means "distribution" or "distribution to the public" as those terms are defined in the Applicable Securities Laws;

(gg) "DMT" means N,N-Dimethyltryptamine;

(hh) "Drug Product" means any drug product regulated for sale or use under supervision of a health care practitioners and that includes an active pharmaceutical ingredient that is psilocin, psilocybin, DMT, psilocybin analogues, and a range of tryptamines and phenylethylamines, and other restricted drugs or controlled substances in the jurisdictions in which the Company operates;

(ii) "DTC" means The Depositary Trust Company;

(jj) "EDGAR" has the meaning given in Section 2.9;

(kk) "Employee Plans" has the meaning given in Section 8.1(qqqq);

(ll) "Environmental Laws" has the meaning given in Section 8.1(jjjj);

(mm) "Environmental Permits" has the meaning given in Section 8.1(jjjj);

(nn) "Exchange Act" has the meaning given to it in Section 2.9;

(oo) "Exchanges" means, collectively, Cboe Canada and Nasdaq;

(pp) "Expiry Date" means 5:00 p.m. (Toronto time) on the date that is 60 months following the Closing Date;

(qq) "FDA" means the Food and Drugs Act (Canada);

(rr) "FDR-C" means part C of the Food and Drugs Regulations (Canada) of the FDA;

(ss) "FDR-J" means part J of the Food and Drugs Regulations (Canada) of the CDSA;

(tt) "Financial Statements" has the meaning given to it in Section 8.1(o);

(uu) "FINRA" means Financial Industry Regulatory Authority, Inc.;

(vv) "Form F-X" has the meaning given to it in Section 2.2;

(ww) "Government Official" means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any Person described in the foregoing clauses;

(xx) "Governmental Authority" means and includes, without limitation, any national, federal, provincial, state or municipal government or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

(yy) "Hazardous Substances" has the meaning given in Section 8.1(jjjj);

(zz) "Helus Entity" means the Company and each Subsidiary;

(aaa) "IFRS" has the meaning given to it in Section 8.1(o);

(bbb) "Incorporated Documents" has the meaning given to it in Section 2.8;

(ccc) "Indemnified Party" has the meaning given to it in Section 10.1;

(ddd) "Indemnifying Party" has the meaning given to it in Section 10.1;

(eee) "Intellectual Property Rights" means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; and (e) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders' rights, trademark, industrial design, copyright, and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Law of any jurisdiction in any part of the world;

(fff) "Issuer Free Writing Prospectus" means any "issuer free writing prospectus" as defined in Rule 433 of the Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i) of the Securities Act, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g) of the Securities Act;

(ggg) "IT Systems" has the meaning given to it in Section 8.1(iiii);

(hhh) "Leased Premises" means the premises which the Company and any Helus Entity occupy as a tenant, as the case may be, which are material to the Company and any Helus Entity, as the case may be;

(iii) "Licences" has the meaning given to it in Section 8.1(ccc);

(jjj) "marketing materials" has the meaning given to it in NI 41-101;

(kkk) "Material Adverse Effect" means the effect (i) resulting from any event, fact, or change that is materially adverse to the business, assets (including intangible assets), affairs, operations, earnings, liabilities (contingent or otherwise), capital, prospects, properties, condition (financial or otherwise) or results of operations of the Company and any of the Subsidiaries, taken as a whole, whether or not arising in the ordinary course of business or (ii) that would result from any of the Offering Documents containing a misrepresentation within the meaning of Applicable Securities Laws;

(lll) "Material Subsidiaries" means those Subsidiaries set out in Schedule "B."

(mmm) "material change" means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and its Subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

(nnn) "material contract" means any contract, commitment, agreement (written or oral), instrument, lease or other document (including option agreements), to which the Company or any of the Subsidiaries is a party or otherwise bound and which is material to the Company and the Subsidiaries, taken as a whole;

(ooo) "material fact" means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

(ppp) "misrepresentation" means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

(qqq) "MJDS" has the meaning given to it in Section 2.2;

(rrr) "Money Laundering Laws" has the meaning given in Section 8.1(vvvv);

(sss) "Nasdaq" means Nasdaq Global Market;

(ttt) "NI 41-101" means National Instrument 41-101 - General Prospectus Requirements;

(uuu) "NI 41-101 Road Show" means the definition of "road show" given to it in NI 41-101;

(vvv) "NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

(www) "NI 44-102" means National Instrument 44-102 - Shelf Distributions;

(xxx) "NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings;

(yyy) "NP 11-202" means National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

(zzz) "OBCA" means the Business Corporations Act (Ontario);

(aaaa) "OFAC" means U.S. Department of Treasury's Office of Foreign Assets Control;

(bbbb) "Offered Shares" has the meaning given to it in the fourth paragraph of this Agreement;

(cccc) "Offering" has the meaning given to it in the fourth paragraph of this Agreement;

(dddd) "Offering Documents" means the Canadian Offering Documents and the U.S. Offering Documents;

(eeee) "Offering Jurisdiction" means the United States;

(ffff) "Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent in all material respects with past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person, in each case, as is determined as of the relevant date;

(gggg) "Passport System" has the meaning given to it in Section 2.1;

(hhhh) "Person" has the meaning given to it in Section 8.1(aa);

(iiii) "Personal Data" has the meaning given to it in Section 8.1(iiii);

(jjjj) "Preliminary Prospectuses" has the meaning given to it in Section 2.3;

(kkkk) "Principal Regulator" has the meaning given to it in Section 2.1;

(llll) "Prospectus Delivery Period" has the meaning given to it in Section 12.1;

(mmmm) "Prospectus Supplements" has the meaning given to it in Section 2.5;

(nnnn) "Prospectuses" has the meaning given to it in Section 2.5;

(oooo) "psilocin" means 3-[2-(dimethylamino)ethyl]-4-hydroxyindole and any salt thereof;

(pppp) "psilocybin" means 3-[2-(dimethylamino)ethyl]-4-phosphoryloxyindole and any salt thereof;

(qqqq) "Purchasers" means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

(rrrr) "Qualifying Jurisdictions" means all provinces and territories of Canada;

(ssss) "Registration Statement" has the meaning given to it in Section 2.4;

(tttt) "Regulation M" means Regulation M under the Exchange Act.

(uuuu) "Regulation S" means Regulation S adopted by the SEC under the Securities Act;

(vvvv) "Reporting Jurisdictions" means all provinces and territories of Canada;

(wwww) "restricted drug" has the meaning ascribed thereto in section J.01.001 of the FDR-J;

(xxxx) "Rule 102" means Rule 102 of Regulation M, as defined in Section 12.15;

(yyyy) "Sanctions" has the meaning given to it in Section 8.1(ss)(i);

(zzzz) "Sarbanes-Oxley" has the meaning given to it in Section 8.1(uu);

(aaaaa) "SEC" has the meaning given to it in Section 2.2;

(bbbbb) "Securities Act" has the meaning given to it in Section 2.2;

(ccccc) "Selling Firm" has the meaning given to it in Section 3.1;

(ddddd) "Share Offering Price" has the meaning given to it in Section 6.1;

(eeeee) "Shelf Information" has the meaning given to it in Section 2.3;

(fffff) "Shelf Procedures" has the meaning given to it in Section 2.1;

(ggggg) "Subsidiaries" has the meaning given to it in Section 8.1(r);

(hhhhh) "Supplementary Material" has the meaning given to it in Section 2.6;

(iiiii) "template version" has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

(jjjjj) "Time of Sale Prospectus" has the meaning given to it in Section 2.7;

(kkkkk) "Transaction Documents" means, collectively, this Agreement and any other documents or agreements executed in connection with the transactions contemplated hereunder;

(lllll) "Underwriters" has the meaning given to it in the first paragraph of this Agreement;

(mmmmm) "Underwriters' Expenses" has the meaning given to it in Article 17;

(nnnnn) "Underwriting Fee" has the meaning given to it in Article 14;

(ooooo) "U.S. Amended Prospectus" means a prospectus included in any U.S. Registration Statement Amendment;

(ppppp) "U.S. Base Prospectus" has the meaning given to it in Section 2.3;

(qqqqq) "U.S. Offering Documents" means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Base Prospectus, any U.S. Preliminary Prospectus, the U.S. Prospectus, and any U.S. Amended Prospectus;

(rrrrr) "U.S. Preliminary Prospectus" means any preliminary prospectus included in the Registration Statement or filed with the SEC pursuant to Rule 424 of the Securities Act;

(sssss) "U.S. Prospectus" has the meaning given to it in Section 2.3;

(ttttt) "U.S. Prospectus Supplement" has the meaning given to it in Section 2.3;

(uuuuu) "U.S. Registration Statement Amendment" means any amendment to the Registration Statement and any post-effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

(vvvvv) "U.S. Securities Laws" has the meaning given to it in Section 2.2; and

(wwwww) "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2 Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

1.3 All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

1.4 Any reference in this Agreement to "$" or to "dollars" shall refer to the lawful currency of the United States, unless otherwise specified by "C$", which shall refer to Canadian dollars.

1.5 In this Agreement, a reference to "knowledge" of the Company, means the actual knowledge of Eric So and Greg Cavers, in each case, after reasonable inquiry within the scope of such person's duties with the Company.

1.6 Any certificate signed by any officer on behalf of the Company or any of the Subsidiaries and delivered to the Underwriters or counsel for the Underwriters in connection with the Offering of the Offered Shares shall be deemed to be a representation and warranty by the Company or the applicable Subsidiary, as the case may be, as to matters covered thereby, to each Underwriter.

1.7 The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" - List of Subsidiaries

Schedule "B" - List of Material Subsidiaries

Schedule "C" - Matters to be Addressed in the Canadian Counsel Opinions

Schedule "D" - Pricing Terms

Schedule "E" - Form of Lock-Up Agreement

Schedule "F" - Free Writing Prospectuses Included in the Time of Sale Prospectus

ARTICLE 2
BACKGROUND AND INTERPRETATION.

2.1 The Company has prepared and filed with the Canadian Commissions in each of the Qualifying Jurisdictions a preliminary short form base shelf prospectus dated July 31, 2025 relating to the Distribution of certain securities of the Company (the "Shelf Securities") with a value of up to C$1 billion pursuant to Canadian Securities Laws and in accordance with MI 11-102 and NP 11-202 (together, the "Passport System"). Such preliminary short form base shelf prospectus relating to the Distribution of the Shelf Securities, including any documents incorporated by reference therein and any supplements or amendments thereto, is herein called the "Canadian Preliminary Base Prospectus". The Company has prepared and filed the Canadian Preliminary Base Prospectus, pursuant to NI 44-101 and National Instrument 44-102 - Shelf Distributions, the "Shelf Procedures". The Ontario Securities Commission (the "Principal Regulator") has issued a receipt for the Canadian Preliminary Base Prospectus and the Company has satisfied the conditions in MI 11-102 to the deemed issuance of a receipt by the Canadian Commissions for the Canadian Preliminary Base Prospectus in each of the other Qualifying Jurisdictions.

2.2 The Company has also prepared and filed with the United States Securities and Exchange Commission (the "SEC") pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Commissions and the SEC (the "MJDS"), a Registration Statement on Form F-10 (File No. 333-292294) under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), including the Canadian Final Base Prospectus (as defined below) with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectus, which became effective on December 19, 2025 pursuant to Rule 467(a), including the documents incorporated by reference therein and any supplements or amendments thereto, is herein called the "U.S. Base Prospectus". The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X at the time of filing of the Registration Statement on Form F-10 (the "Form F-X"). For purposes of this Agreement, "U.S. Securities Laws" means all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act (as defined in Section 2.9) and the rules and regulations promulgated thereunder, and any applicable state securities laws.

2.3 In addition, the Company (a) has prepared and filed with the Canadian Commissions in the Qualifying Jurisdictions, a final short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025 relating to the Distribution of the Shelf Securities with a value of up to C$1,700,000,000 (including any documents incorporated therein by reference and any supplements or amendments thereto, the "Canadian Final Base Prospectus"), pursuant to the Shelf Procedures, omitting the Shelf Information (as hereinafter defined) in accordance with the rules and procedures set forth in NI 44-102, and (b) will prepare and file, as promptly as possible and in any event (i) not later than 5:30 p.m. (Toronto time) on June 24, 2026 with the Canadian Commissions in the Qualifying Jurisdictions, in accordance with the Shelf Procedures, a Prospectus Supplement setting forth the Shelf Information (including any documents incorporated therein by reference and any supplements or amendments thereto, the "Canadian Prospectus Supplement", and together with the Canadian Final Base Prospectus, the "Canadian Prospectus"), and (ii) within one Business Day of such filing with the Canadian Commissions, with the SEC pursuant to General Instruction II.L, of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (including all documents incorporated by reference, the "U.S. Prospectus Supplement", and together with the U.S. Base Prospectus, the "U.S. Prospectus"). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Prospectus for which a final receipt has been obtained from the Canadian Commissions, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the "Shelf Information."  The Canadian Preliminary Prospectus, if any, and the U.S. Preliminary Prospectus, if any, and any other Prospectus Supplement to the Canadian Final Base Prospectus and U.S. Base Prospectus in preliminary form that describes the Offered Shares and the Offering thereof and is used prior to the filing of the Prospectuses (as defined below), together with the Canadian Final Base Prospectus and U.S. Base Prospectus, are collectively called the "Preliminary Prospectuses".

2.4 The Registration Statement on Form F-10, at any given time, including amendments thereto to such time, the exhibits and any schedules thereto, at such time, and the documents incorporated by reference therein pursuant to Item 4 of Form F-10, at such time, and including the Shelf Information, is herein called the "Registration Statement."

2.5 The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the "Prospectuses." The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the "Prospectus Supplements."

2.6 Any amendment or supplement to the U.S. Prospectus or the Canadian Prospectus (including any document incorporated by reference therein), that may be filed by or on behalf of the Company with the Canadian Commissions in the Qualifying Jurisdictions or with the SEC after the Canadian Prospectus Supplement and the U.S. Prospectus Supplement have been filed and prior to the expiry of the period of Distribution of the Offered Shares, is referred to herein collectively as the "Supplementary Material".

2.7 As used herein, the "Applicable Time" is 10:00 p.m. (Toronto time) on the date of this Agreement. As used herein, a "Time of Sale Prospectus" means the U.S. Base Prospectus, any U.S. Preliminary Prospectus together with each "road show" (as defined in Rule 433 under the Securities Act), if any, related to the Offering of the Offered Shares contemplated hereby that is a "written communication" (as defined in Rule 405 under the Securities Act), the Issuer Free Writing Prospectus(es), if any, identified on Schedule F hereto, and the information listed in Schedule "D".

2.8 As used herein, the terms "Registration Statement", "Preliminary Prospectuses", "Time of Sale Prospectus" and "Prospectuses" shall include the documents incorporated and deemed to be incorporated by reference therein (the "Incorporated Documents"), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

2.9 All references in this Agreement to the Registration Statement, any U.S. Preliminary Prospectus or the U.S. Prospectus shall include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). All references in this Agreement to financial statements and schedules and other information which are "contained," "included" or "stated" in the Registration Statement, any U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, any U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, any U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act") or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, any U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be.

ARTICLE 3
DISTRIBUTION OF THE OFFERED SHARES

3.1 Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a "Selling Firm") as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any duly registered Affiliate of an Underwriter, in the Offering Jurisdiction for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdiction (subject to Article 7 hereof) to Purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and Applicable Laws in such jurisdiction where they may be lawfully sold on a basis exempt from prospectus, registration, reporting and similar requirements of any such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

3.2 The final allocation of Offered Shares to Purchasers under the Offering shall be mutually determined by the Representatives and the Company, acting reasonably.

3.3 For purposes of this Article 3, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in the Offering Jurisdiction following the filing of a Prospectus, unless otherwise notified in writing by the Company.

3.4 The Underwriters shall promptly notify the Company when, in their opinion, the Distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter, a breakdown of the number of Offered Shares distributed in the Offering Jurisdiction where such breakdown is required for the purpose of calculating fees payable to the applicable Canadian Commissions and, if applicable, to securities regulatory authorities in the United States.

3.5 The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents.

3.6 Notwithstanding the foregoing provisions of this Article 3, no Underwriter will be liable to the Company under this Article 3 with respect to a default by another Underwriter or another Underwriter's broker-dealer Affiliate in the United States or to any Selling Firm engaged by such other Underwriter or such other Underwriter's broker-dealer Affiliate in the United States, as the case may be; provided, however, that each Underwriter shall be liable to the Company with respect to a default by any such Underwriter's broker-dealer Affiliate in the United States or any Selling Firm engaged by such Underwriter or such Underwriter's broker-dealer Affiliate in the United States.

3.7 The Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities authority outside of the Offering Jurisdiction.

ARTICLE 4
PREPARATION OF PROSPECTUS SUPPLEMENT; MARKETING MATERIALS; DUE DILIGENCE

4.1 During the period of the Distribution of the Offered Shares, the Company shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve (acting reasonably) the form and content of, the Offering Documents and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations under Applicable Securities Laws as Underwriters and, in the case of the Canadian Prospectus Supplement, to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

4.2 By the act of having delivered any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses to the Underwriters, the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters and provided by them in writing solely for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof, comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

4.3 Each of the Underwriters, on a several basis, covenants and agrees that in the event that the Company and the Underwriters elect to provide marketing materials relating to the Offered Shares to potential Purchasers, it shall only disseminate such marketing materials in a manner that complies with the requirements of Section 9A.5 of NI 44-102. For greater certainty, each of the Underwriters, on a several basis, covenants and agrees that in the event that marketing materials are to be distributed pursuant to this Section 4.4, then such marketing materials shall only be provided to potential Purchasers in connection with one or more NI 41-101 Road Shows and that each such Underwriter reasonably expects that the Offered Shares will be sold primarily in the United States, and that each such Underwriter hereby consents to the delivery of such marketing materials by the Company to the Principal Regulator.

ARTICLE 5
MATERIAL CHANGES

5.1 During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Company covenants and agrees that it shall comply with Applicable Securities Laws with respect to the disclosure of any material change or material fact and shall promptly notify the Underwriters in writing of:

(a) any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Company and its Subsidiaries taken as a whole;

(b) any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on or prior to the date of such document;

(c) any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in any Canadian Preliminary Prospectus, the Canadian Prospectus, any Supplementary Material, any Incorporated Documents and any marketing documents (collectively, the "Canadian Offering Documents") and in the U.S. Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents or such U.S. Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents or the U.S. Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents or the U.S. Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Offering Jurisdiction in which the Offered Shares are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

(d) the occurrence of any event as a result of which (i) the U.S. Offering Documents, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus or any U.S. Amended Prospectus, in each case as then amended or supplemented, would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

5.2 The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Article 5 and to not recommence the Distribution of the Offered Shares until Supplementary Material disclosing such change are filed in each Offering Jurisdiction.

5.3 The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

5.4 If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Company shall subject to the proviso in Section 5.2 above, make any such filing under Applicable Securities Laws as soon as possible.

5.5 The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Article 5.

ARTICLE 6
PURCHASE, SALE, PAYMENT AND DELIVERY OF THE OFFERED SHARES

The Company hereby confirms its agreement with the Underwriters concerning the purchase and sale of the Offered Shares as follows:

6.1 The Company agrees to issue and sell the Offered Shares to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective number of Offered Shares set forth opposite their names in Section 19.1. The purchase price per Share to be paid by the Representatives on behalf of the Underwriters to the Company shall be $4.85 (the "Share Offering Price"). The Representatives hereby advise the Company that the Underwriters intend to offer for sale to the public, initially on the terms set forth in the Time of Sale Prospectus and each Prospectus, their respective portions of the Offered Shares as soon after this Agreement has been executed as the Representatives, in their sole judgment, have determined is advisable and practicable and in accordance with Applicable Securities Laws.

6.2 Payment of the Share Offering Price for the Shares, shall be made to the Company by wire transfer of immediately available funds against delivery of the Offered Shares to the Representatives on behalf of the Underwriters, through the facilities of DTC designated by the Underwriters, in such names and denominations as the Underwriters may request, and such payment and delivery shall be made by 8:00 a.m. (Toronto time), on June 25, 2026 (respectively, the "Closing Time" and the "Closing Date") (unless another time and date shall be agreed to by the Representatives and the Company or unless postponed in accordance with the provisions of Section 19.2 hereof). The Shares shall be registered in such names and in such denominations as specified by the Representatives on behalf of the Underwriters. It is understood that the Representatives have been authorized, for its own accounts and the accounts of the non-Defaulting Underwriters, to accept delivery of and receipt for, and make payment of the Share Offering Price for the Shares the Underwriters have agreed to purchase (subject to such adjustment as the Representatives may determine to eliminate fractional shares and subject to adjustment in accordance with Section 19.1 hereof). The Representatives , may (but shall not be obligated to) make payment for any Offered Shares to be purchased by any Underwriter whose funds shall not have been received by the Representatives by the Closing Date for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

6.3 The Company shall deliver, or cause to be delivered, to  the Representatives for the accounts of the Underwriters, the Shares at the Closing Date, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Share Offering Price therefor. The Shares shall be registered in such names and denominations as the Representatives shall have requested at least one full Business Day prior to the Closing Date. Deliveries of the documents described in Article 16 hereof with respect to the purchase of the Shares shall be made through electronic exchange 8:00 a.m. (Toronto time), or at such other place as the Representatives and the Company may agree, on the Closing Date. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

ARTICLE 7
REGULATORY APPROVALS

The Company will make all necessary filings, use its commercially reasonable efforts to obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will use its commercially reasonable efforts to qualify the Offered Shares for offering and sale under the Applicable Securities Laws of the Offering Jurisdiction and in such other jurisdictions as the Underwriters may designate and which jurisdictions are approved by the Company, if any, and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the Applicable Laws in any such designated jurisdiction in making offers and sales of Offered Shares therein and provide the Company with all such information and assistance as it may reasonably require to carry out its obligations under this Article 7.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

8.1 The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that, as of each Applicable Time, unless such representation, warranty or agreement specifies a specific date:

(a) The Company is currently, and at the time the Registration Statement was filed with the SEC, was, a "foreign private issuer" (as defined in Rule 405 under the Securities Act) and is therefore eligible to use Form F-10 under the Securities Act to register the Offering of the Offered Shares. The Company prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects, to the requirements of the Securities Act.

(b) The Company is eligible to use the Shelf Procedures. No cease trade order preventing or suspending the use of the Canadian Preliminary Base Prospectus or the Canadian Prospectus or preventing the distribution of the Offered Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Commissions; as of their respective dates, the Canadian Preliminary Base Prospectus and the Canadian Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Prospectus. On the Closing Date (i) the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the U.S. Prospectus will conform with the Canadian Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and (iii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the Closing Date full, true and plain disclosure of all material facts relating to the Offered Shares, that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, except as disclosed in the Registration Statement, or included or incorporated in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, the Company is not a "related issuer" or "connected issuer" (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

(c) The Continuous Disclosure Materials do not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the date of the statements in the Continuous Disclosure Materials and were prepared in accordance with and comply in all material respects with Applicable Securities Laws of the Reporting Jurisdictions and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under Applicable Securities Laws of the Reporting Jurisdictions.

(d) The Common Shares are listed for trading on the Exchanges and the Company is not in material default of any of the listing requirements of the Exchanges applicable to the Company.

(e) The Registration Statement has become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC. Any U.S. Preliminary Prospectus and the U.S. Prospectus when filed complied in all material respects with the Securities Act and were identical in all material respects to the copies thereof delivered to the Underwriters for use in connection with the offer and sale of the Offered Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at the Closing Date, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, the Time of Sale Prospectus did not, and at the time of the Closing Date, the Time of Sale Prospectus, as then amended and supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Prospectus, as amended or supplemented, as of its date and at the Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with the foregoing shall not apply to statements or omissions in any such Registration Statement, U.S. Prospectus or Time of Sale Prospectus made in reliance on information furnished in writing to the Company by or on behalf of the Underwriters, as contemplated by Article 10 specifically for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto.

(f) The documents incorporated or deemed to be incorporated by reference in the Prospectuses and the Registration Statement, when they were filed with the Canadian Commissions in each of the Qualifying Jurisdictions or the SEC under the Securities Act or the Exchange Act, conformed in all material respects to the requirements of the Canadian Securities Laws or U.S. Securities Laws, as applicable; and any further documents to be incorporated by reference in the Prospectuses or the Registration Statement subsequent to the effectiveness of the Registration Statement and prior to the completion of the Distribution of the Offered Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws or U.S. Securities Laws, as applicable, and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. For avoidance of doubt, the Company makes no representation or warranty with respect to information, statements or omissions relating solely to the Underwriters made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives expressly for use therein.

(g) Each Issuer Free Writing Prospectus, if any, and any marketing materials, and all other information (i) made available by the Company, its Subsidiaries or its representatives to the Underwriters or any prospective investor in the Offering; or (ii) contained in any filing by or on behalf of the Company with any Governmental Authority or commission or self-regulatory authority or stock exchange with respect to the Offering, as of its issue date and as of each Applicable Time, will, at all times during the period of engagement of the Underwriters, be complete and correct in all material respects. All such materials did not, do not and will not include any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made, nor will they contain any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, including any Incorporated Document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus or any marketing materials made in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Underwriters specifically for inclusion therein as contemplated by Article 10.

(h) Each Issuer Free Writing Prospectus, if any, conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Company has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. The Company has not made any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Underwriters. The Company has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses, if any, that were not required to be filed pursuant to the Securities Act.

(i) There are no reports or information of the Company or, to the knowledge of the Company, of any third party, that in accordance with the requirements of the Canadian Securities Laws or U.S. Securities Laws must be made publicly available in connection with the Offering of the Offered Shares that have not been made publicly available as required by such laws. There are no documents of the Company or, to the knowledge of the Company, of any third party, required to be filed with the Canadian Commissions in the Qualifying Jurisdictions or with the SEC in connection with the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus that have not been filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents of the Company or, to the knowledge of the Company, of any third party, required to be described in the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus which have not been described or filed, as applicable, as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable.

(j) The Company has delivered or will deliver on the Closing Date to the Underwriters (or with respect to the Registration Statement each amendment thereto, the Time of Sale Prospectus and the U.S. Prospectus, as amended or supplemented) and conformed copies (to the extent such documents contain signatures) of the Registration Statement and each amendment thereto, any  Preliminary Prospectus, the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented in such quantities and at such places as the Underwriters have reasonably requested for each of the Underwriters.

(k) All necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to validly issue the Shares as fully paid and non-assessable Common Shares.

(l) In respect of the Offering and sale of Offered Shares, other than the marketing materials contemplated in Sections 4.1 to 4.3, the Company has not distributed and will not distribute, prior to the completion of the Underwriters' Distribution of the Offered Shares, any Offering-related material in connection with the Offering and sale of the Offered Shares other than any Preliminary Prospectus, the Time of Sale Prospectus, the Prospectuses or the Registration Statement.

(m) Except as has been or will be disclosed in or contemplated by the Registration Statement, the Prospectus or the Time of Sale Prospectus (including any amendments or supplements thereto or document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Company and the Subsidiaries (as defined below) taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Subsidiary, which is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or any of the Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Subsidiary, other than in each case above in the Ordinary Course or as otherwise disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses.

(n) All material agreements between the Company and third parties expressly referenced in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Laws or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company.

(o) The consolidated financial statements of the Company filed with the SEC as a part of the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, together with the related notes thereto (the "Financial Statements") are accurate in all material respects and present fairly the financial position and results of the operations of the Company for the period then ended and such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

(p) The other financial and statistical data with respect to the Company and the Subsidiaries contained or incorporated by reference in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, are accurately and fairly presented in all material respects and prepared on a basis consistent with the Financial Statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses that are not included or incorporated by reference as required; and no other Financial Statements are required to be set forth or to be incorporated by reference in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses.

(q) The statistical, industry-related and market-related data included in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, are based on or derived from sources that the Company reasonably believes are reliable and accurate.

(r) The Company is duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of its jurisdiction of organization. The Company is duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which its ownership or lease of property or the conduct of its business requires such license or qualification, and have all corporate power and authority necessary to own or hold its properties and to conduct its business as described in the Continuous Disclosure Materials, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect; provided that changes in the market price or trading volume of the Common Shares shall not, in and of itself, constitute a Material Adverse Effect. No proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(s) The subsidiaries of the Company listed in Schedule "A" (individually a "Subsidiary" and collectively, the "Subsidiaries") include all of the Company's subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC). Schedule "A" is a true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule "A", is current and up to date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets and to conduct its Business as is now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required in all material respects. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Company. All of the issued and outstanding shares in the capital of the Subsidiaries owned by the Company are owned free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(t) Except as disclosed in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, the Company owns, directly or indirectly, all of the equity interests of the Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Subsidiaries are validly issued and are fully paid, non-assessable and free of pre-emptive and similar rights.

(u) No Subsidiary, other than the Material Subsidiaries, Helus International Limited and Cybin UK Ltd. T/A Helus, owns assets that have an aggregate fair value of more than C$50,000 as of March 31, 2026.

(v) The Company and each of the Subsidiaries maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies in all material respects with the applicable requirements of the Exchange Act. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply in all material respects with the applicable requirements of the Exchange Act and such disclosure controls and procedures were effective as of March 31, 2026.

(w) The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 - Audit Committees and Nasdaq that are applicable to the Company and Rule 10A-3 under the Exchange Act.

(x) The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses as of the dates referred to therein (other than the grant of additional equity compensation under the Company's existing equity incentive plan (the "Equity Incentive Plan") , or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof) and such authorized Common Shares conforms in all material respects to the description thereof set forth in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses. The description of the securities of the Company in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, as of the date referred to therein, or except as pursuant to the Equity Incentive Plan, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities.

(y) There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Prospectus or included in the Offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(z) As at the date of this Agreement, no consent, approval, authorization, order, registration or qualification of or with Governmental Authority or stock exchange is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale by the Company of the Offered Shares, except for (i) the qualification of the Offered Shares for distribution in the United States and in Canada; (ii) the approval of Cboe Canada and notification to the Nasdaq; and (iii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable United States federal and state securities laws in connection with the sale of the Offered Shares by the Underwriters.

(aa) Except as set forth in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, (i) and except pursuant to options and warrants to purchase Common Shares pursuant to outstanding convertible securities of the Company, no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a "Person"), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or other securities of the Company, (ii) the Company has not granted to any Person any pre-emptive rights, resale rights, rights of first refusal, or any other rights (other than pursuant to the Company's shareholders rights plan) to purchase any Common Shares or other securities of the Company, other than the shareholders rights plan of the Company, (iii) no Person has the right to act as an Underwriter or as a financial advisor to the Company in connection with the offer and sale of the Offered Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for Distribution under Canadian Securities Laws any Common Shares or other securities of the Company, or to include any such Common Shares or other securities in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, whether as a result of the filing or effectiveness of the Registration Statement, the Prospectuses (or documents incorporated by reference therein) or the sale of the Offered Shares as contemplated thereby or otherwise.

(bb) No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and no forward-looking information within the meaning of Section 1(1) of the Securities Act (Ontario) contained or incorporated by reference in the Registration Statement, the Prospectuses or the Time of Sale Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(cc) The form of certificates representing the Offered Shares, to the extent that physical certificates are issued for such securities, will have been duly approved and adopted by the Company and comply in all respects with the applicable requirements of the OBCA, the constating documents of the Company and applicable requirements of the Exchanges and DTC or will have been otherwise approved by the Exchanges, if required. The Shares will have been made eligible by DTC.

(dd) Odyssey Trust Company at its principal office in Calgary, Alberta has been duly appointed as the registrar and transfer agent for the Common Shares, and Odyssey Trust Company has been duly appointed as the United States registrar and transfer agent for the Common Shares.

(ee) Except as disclosed in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company's knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or a Subsidiary is a party or to which any property of the Company or any of the Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of the Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, to the Company's knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others that, individually or in the aggregate, if determined adversely to the Company or any of the Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; and (i) there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses that are not so described; and (ii) there are no agreements, contracts, arrangements or understandings (written or oral) or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement that are not so filed.

(ff) Neither the Company nor any of the Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(gg) Neither the Company, nor any of the Subsidiaries, nor to the knowledge of the Company any of their respective directors or officers has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares.

(hh) The Company has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the Offering and sale of the Offered Shares. All advice (written or oral) given by the Underwriters in connection with the Underwriters' engagement is intended solely for the benefit and use of the Company, and no such advice shall be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to the Underwriters be made by or on behalf of the Company, except as required by applicable law (in which case the content of such disclosures must be approved by the Underwriters, such approval not to be unreasonably withheld, conditioned, or delayed).

(ii) Neither the Company nor any of the Subsidiaries is or, after giving effect to the Offering and sale of the Offered Shares and the application of the proceeds thereof as described in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, will be required to register as an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended.

(jj) [Reserved.]

(kk) Based on the Company's current estimates and characterization of its gross income and its gross assets, and the nature of its business and its current business plan, the Company expects to be a "passive foreign investment company" (as defined in Section 1297 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder) for its current tax year and may be a passive foreign investment company in future tax years. For each tax year that the Company qualifies as a PFIC, the Company: (a) intends to make available to U.S. shareholders who acquire their Shares in the Offering, upon their written request, a PFIC Annual Information Statement as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, intends to use commercially reasonable efforts to provide such additional information that such U.S. shareholder is reasonably required to obtain in connection with maintaining a "qualified electing fund"  election (within the meaning of Section 1295 of the Code) with regard to the Company.

(ll) Neither the Company nor any of the Subsidiaries, nor to the knowledge of the Company, any of the Company's Affiliates, has taken, nor will the Company, any Subsidiary or, to the knowledge of the Company, any such Affiliate take, directly or indirectly, any action that has constituted, or that might reasonably be expected to cause or result in, the stabilization or manipulation of the price of the Common Shares, as applicable, or any other "reference security" (as defined in Rule 100 of Regulation M) whether to facilitate the sale or resale of the Offered Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(mm) In order to coordinate efforts to effect the Offering, during the period of the engagement of the Underwriters, neither the Company nor any of its representatives shall, directly or indirectly (except through the Underwriters), solicit any offer from any party to provide or participate in the Offering. The Company will not take or permit its representatives or any of its other agents, Affiliates or associates to take any action that would cause the Offering to fail to qualify for an exemption from the registration requirements of the applicable laws of any jurisdiction in which the Offered Shares will not be registered. The Company agrees that it will comply with all applicable laws in connection with the Offering.

(nn) All of the information provided to the Underwriters or to counsel for the Underwriters by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects.

(oo) Except as provided herein, there is no person, firm or corporation which has been engaged by the Company to act for the Company and which is entitled to any brokerage or finder's fee in connection with this Agreement or the Offering.

(pp) Neither the Company nor any of the Subsidiaries or any related entities (i) is required to register as a "broker" or "dealer" under the Applicable Securities Laws or in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a "person associated with a member" or "associated person of a member" (within the meaning set forth in the FINRA Manual).

(qq) With respect to improper practices:

(i) none of the Company, the Subsidiaries nor any of their employees or agents have made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution in violation of any law, or made any payment to any foreign, Canadian, provincial or governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws, in a manner that would reasonably be expected to have a Material Adverse Effect;

(ii) no relationship, direct or indirect, exists between or among the Company or, to the Company's knowledge, any Subsidiary or any Affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company's knowledge, any Subsidiary, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses that is not so described;

(iii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any Affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or, to the Company's knowledge, any Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses that is not so described;

(iv) neither the Company nor any of its Subsidiaries is indebted or under any obligation to any of its respective directors, officers or shareholders, on any account whatsoever, other than for (i) payment of salary, directors' fees, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company, and (iii) for other standard employee benefits made generally available to all employees; and

(v) none of the Company or any of its Subsidiaries and the businesses now run by the Company or any of its Subsidiaries, and none of the directors, officers, supervisors, managers, agents, employees or other persons associated with or acting on behalf of the Company or any of its Subsidiaries has, to their knowledge (i) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any Governmental Authority, agency or instrumentality in the United States of America or any other jurisdiction, (ii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (iii) violated or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada), including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution, payment or gift was or is prohibited under the foregoing or any other applicable law, rule or regulation of any locality; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(rr) To help the United States government fight the funding of terrorism and money laundering activities, the federal laws of the United States require all financial institutions to obtain, verify and record information that identifies each person with whom they do business as a condition to doing such business. To permit compliance with this requirement, upon request the Company will provide the Underwriters with information or documents sufficient to verify the Company's identity, including (as appropriate) a government-issued identification number, a government-issued business license, a certified charter, certificate of incorporation, partnership agreement or trust instrument and other constituent documents.

(ss) The Company represents that no Helus Entity or any director, officer, employee, agent, Affiliate or representative of a Helus Entity, is a government, individual, or entity (in this Section 8.1(rr), "Person") that is, or is controlled by a Person that is:

(i) the subject of any sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, His Majesty's Treasury, the office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authorities, including, without limitation, designation on OFAC's Specially Designated Nationals and Blocked Persons List or OFAC's Foreign Sanctions Evaders List (as amended, collectively, "Sanctions"), nor

(ii) located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, the self-proclaimed Donetsk People's Republic, the so-called Luhansk People's Republic, the non-Ukrainian government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, and any other Covered Region of Ukraine identified pursuant to Executive Order 14065, the Crimea region of Ukraine, Cuba, Iran and North Korea (the "Sanctioned Countries");

(tt) Each Helus Entity represents and covenants that it will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person:

(i) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or is a Sanctioned Country; or

(ii) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the Offering, whether as Underwriter, advisor, investor or otherwise).

(uu) Each Helus Entity (to the Company's knowledge in respect of Cybin UK Ltd. T/A Helus) represents and covenants that for the past 5 years, it has not engaged in, is not now engaging in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions or is or was a Sanctioned Country.

(vv) No securities commissions nor either of the Exchanges has issued any order preventing or suspending the use of the Prospectus, or preventing the suspending the offer, sale or distribution of the Offered Shares or other securities of the Company in the manner contemplated herein, if any, nor instituted proceedings for that purpose and no such proceedings are pending or, to the knowledge of the Company, contemplated or threatened.

(ww) There has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of Sarbanes-Oxley with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in Sarbanes-Oxley and "certifying officer" shall have the meanings given to such term in NI 52-109.

(xx) The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Qualifying Jurisdictions and on the date of and upon filing of the Canadian Prospectus there will be no documents required to be filed under Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required.

(yy) The Company has filed all documents or information required to be filed or furnished by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the Exchanges, except where the failure to file or furnish such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the SEC and the Canadian Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.

(zz) The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on Nasdaq under the symbol "HELP" and Cboe Canada under the symbol "HELP", and the Company has taken no action designed to terminate the registration of the Common Shares under the Exchange Act or delisting the Common Shares from either of the Exchanges, nor, except as disclosed in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, has the Company received any notification that the SEC, the Canadian Commissions or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, the Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Common Shares thereon. The Company has obtained, or will obtain by the Closing Time, all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the SEC and the Canadian Commissions, where applicable, required for the listing and trading of the Offered Shares, subject only to satisfying their standard listing and maintenance requirements. The Company has no reason to believe that it will not in the foreseeable future continue to be in material compliance with all such listing and maintenance requirements of each Exchange.

(aaa) The Company has all requisite corporate power and authority to enter into this Agreement  and to perform the transactions contemplated hereby and thereby, and the sale by the Company of the Offered Shares, and the issuance of the Shares as fully paid non-assessable Common Shares, has been duly authorized by all necessary corporate action of the Company, and this Agreement have been duly executed and delivered by the Company and this Agreement will upon execution and delivery in accordance with the terms hereof be, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement may be limited by applicable law.

(bbb) The Company has no direct or indirect subsidiary or any investment in any Person, other than the Subsidiaries or as disclosed in the Continuous Disclosure Materials.

(ccc) Each Helus Entity (to the Company's knowledge in respect of Cybin UK Ltd. T/A Helus)  has conducted and is conducting its business in material compliance with all Applicable Laws of each jurisdiction in which it carries on business. Each Helus Entity holds all material requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on (collectively, "Licences") and all such Licences are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, to the knowledge of the Company, no Helus Entity has received a written notice of non-compliance nor does it know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any Applicable Laws which would have a Material Adverse Effect. This Offering (including the proposed use of proceeds) will not have any adverse impact on the Licences or require a Helus Entity, as applicable, to obtain any new licence or consent or approval thereunder.

(ddd) No legal or governmental proceedings or inquiries are pending to which a Helus Entity is a party or to which the property thereof is subject that would result in the revocation or modification of any Licence that is necessary to conduct the Business now conducted by a Helus Entity and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to a Helus Entity or with respect to the properties or assets thereof.

(eee) The Company is not aware of any Applicable Law of any Governmental Authority having lawful jurisdiction over a Helus Entity presently in force or any publicly disseminated or announced pending or contemplated change to any Applicable Law of any Governmental Authority having lawful jurisdiction over a Helus Entity presently in force, that the Company anticipates a Helus Entity will be unable to comply with or which could reasonably be expected to materially adversely affect the Business of a Helus Entity or the business environment or legal environment under which such entity operates.

(fff) There are no material actions, suits, judgments, investigations, inquiries or proceedings of any kind whatsoever outstanding or, to the best of the Company's knowledge, pending or threatened against or affecting any Helus Entity or its directors, officers or employees, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Company's knowledge, there is no basis therefor and no Helus Entity is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which may have a Material Adverse Effect or that would materially adversely affect the ability of the Company to perform its obligations under this Agreement and the Offering Documents.

(ggg) Neither the Company nor any Subsidiary is in violation of its constating documents or, to the knowledge of the Company, in default in any material respect in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, licence or other agreement or instrument to which it is a party or by which it or its property or assets may be bound. Each of the execution and delivery of this Agreement and the Offering Documents, the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Offered Shares hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Offered Shares, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both): (A) any Applicable Law, including, without limitation, the OBCA and Applicable Securities Laws; (B) the constating documents, by-laws or resolutions of the directors or shareholders of the Company or the Subsidiaries which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or the property or assets of the Company.

(hhh) All Authorizations or filings as may be required to be made or obtained by the Company under Canadian Securities Laws and U.S. Securities Laws necessary for the execution and delivery of the Offering Documents, and the creation, issuance and sale, as applicable, of the Offered Shares and the consummation of the transactions contemplated hereby and thereby will have been made or obtained, as applicable (other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws and the rules of the Exchanges).

(iii) The Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting or control of any of the securities of the Company.

(jjj) Other than the Licences, no Helus Entity is affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Helus Entity to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Helus Entity.

(kkk) The authorized capital of the Company consists of an unlimited number of Common Shares and preferred shares, of which, as at the date hereof (prior to the completion of the Offering), 51,674,798  Common Shares are issued and outstanding as fully paid and non- assessable shares in the capital of the Company and no preferred shares are outstanding. Except as disclosed in the Offering Documents, no securities exchangeable or convertible into Common Shares or preferred shares are issued and outstanding as of the date hereof, other than (i) options to purchase 2,050,108  Common Shares under the Company's equity incentive plan, (ii) 4,256,550 restricted share units entitling the holders to Common Shares under the Company's equity incentive plan, (iii) warrants to purchase 12,205,335 Common Shares, and (iv) pre-funded warrants to purchase up to 2,997,598 Common Shares. The rights, privileges, restrictions, conditions and other terms attaching to the Common Shares and preferred shares, respectively, conform in all material respects to the description thereof contained in the Offering Documents.

(lll) Other than the Company, the authorized capital and issued capital of each Helus Entity is set out in Schedule "A". Except as disclosed in the Offering Documents or the Continuous Disclosure Materials, there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any securities or any Helus Entity.

(mmm) Provided that the Common Shares continue to be listed and posted for trading on the Exchanges at the Closing Time, the Shares  will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by "registered retirement savings plans", "registered retirement income funds", "registered education savings plans", "deferred profit sharing plans", "registered disability savings plans", "tax free savings accounts" and "first home savings accounts" (each as defined in the Income Tax Act (Canada).

(nnn) Other than the Leased Premises, each Helus Entity has good and marketable title in fee simple (in the case of real property) to, or has valid rights to lease or otherwise use, or is the absolute legal and beneficial owner of all of its material assets, and no other property or assets are necessary for the conduct of its Business as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each Helus Entity (to the Company's knowledge in respect of Cybin UK Ltd. T/A Helus) holds its assets (including any interest in, or right to earn an interest in, any Intellectual Property Rights) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Helus Entities derive the interests thereof in such property are in good standing in all material respects. The Company does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Helus Entities to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Helus Entity is subject to any right of first refusal or purchase or acquisition right, and, no Helus Entity has a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property and assets thereof.

(ooo) To the knowledge of the Company, no counterparty to any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which any Helus Entity is a party is in default in the performance or observance thereof.

(ppp) The Company's Financial Statements: (i) present fairly, in all material respects, the financial position of the Company on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Company on a consolidated basis for the periods specified in such Financial Statements; (ii) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved; and (iii) do not contain any misrepresentations with respect to the period covered by the Financial Statements.

(qqq) Each Helus Entity maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(rrr) The Company's Auditors are independent with respect to the Company in accordance with the rules of professional conduct applicable to auditors in Canada and applicable Canadian Securities Laws, and there has not been any reportable disagreement (within the meaning of NI 51-102) with the auditors with respect to audits of the Company.

(sss) There are no material off balance sheet transactions, arrangements, obligations or liabilities of the Company or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise.

(ttt) Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses:

(i) neither the Company nor any Subsidiary owes any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at "arm's length" (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business, except where any such arrangement would not have a Material Adverse Effect;

(ii) except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm's length with it, except where such arrangement would not have a Material Adverse Effect; and

(iii) none of the directors, officers or employees of the Company, any known holder of more than ten percent (10%) of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Company or any Subsidiary, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company, any Subsidiary or their respective businesses.

(uuu) All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, the "Taxes") due and payable by the Company and the Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. All Tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are correct and complete in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading, and paid all taxes shown thereon through the date hereof, to the extent that such Taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, (i) no examination of any Tax return of the Company or any Subsidiary is currently in progress, (ii) there are no issues, disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiary in any case, except where such examinations, issues or disputes would not have a Material Adverse Effect, and (iii) no Tax deficiency has been determined adversely to the Company or any of the Subsidiaries which would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it which would have a Material Adverse Effect.

(vvv) Each Helus Entity (to the Company's knowledge in respect of Cybin UK Ltd. T/A Helus) owns or possesses the right to use all Intellectual Property Rights necessary for the conduct of the Business, and the Company is not aware of any bona fide claim to the contrary or any challenge by any other Person to the rights of the Company and the Subsidiaries with respect to the foregoing. To the knowledge of the Company, the Business of the Company and that of the Subsidiaries, as now conducted does not infringe the Intellectual Property Rights of any Person. To the knowledge of the Company, the Business of the Company and that of the Subsidiaries, as currently proposed to be conducted within a two year period from the effective date of this Agreement will not infringe the Intellectual Property Rights of any Person. No bona fide claim has been made against the Company or the Subsidiaries alleging the infringement by the Company or the Subsidiaries of any Intellectual Property Rights of any Person.

(www) No Helus Entity has received any written notice nor is the Company aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights or of any facts or circumstances that would render any Intellectual Property Rights invalid or unregistrable and which infringement, conflict (if subject to an unfavourable decision, ruling or finding), invalidity or unregisterability would have a Material Adverse Effect.

(xxx) The Company (i) is a "reporting issuer" (within the meaning of Canadian Securities Laws) in each of the Qualifying Jurisdictions and (ii) is not in default in any material respect of any of the requirements of the Canadian Securities Laws of the Qualifying Jurisdictions. The Company is in compliance in all material respects with the by-laws, rules and regulations of each of the Exchanges.

(yyy) No Helus Entity has received any written notice with respect to any Intellectual Property Rights asserting that such Intellectual Property Rights are inadequate to protect the interests of each Helus Entity therein.

(zzz) Each Helus Entity (to the Company's knowledge in respect of Cybin UK Ltd. T/A Helus) has taken or proposes to take commercially reasonable steps to protect its Intellectual Property Rights in those jurisdictions where, in the reasonable opinion of the Company, each carries on a sufficient business to justify such filings.

(aaaa) There are no material restrictions on the ability of any Helus Entity to use its Intellectual Property Rights in the Ordinary Course of its Business. None of the rights of each Helus Entity in its Intellectual Property Rights will be impaired or affected in any way by the transactions contemplated by this Agreement and by the Offering Documents.

(bbbb) No Helus Entity has received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Intellectual Property Rights or suggesting that any other Person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Company, is there a reasonable basis for any claim that any Person other than a Helus Entity has any claim of legal or beneficial ownership or other claim or interest in any Intellectual Property Rights.

(cccc) All registrations of Intellectual Property Rights owned by a Helus Entity are in good standing and are recorded in the name of a Helus Entity in the appropriate offices to preserve the rights thereto. All such registrations and applications have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property Rights has unintentionally expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained.

(dddd) The Company acknowledges that the Business is subject to restrictions, requirements and prohibitions under Applicable Laws in force (including the CDSA, the FDA (Canada), the FDR-C, the FDR-J, the Criminal Code, and state, provincial, territorial and municipal laws relating to controlled substances, any applicable state corporate practice of medicine statues or any applicable anti-money laundering legislation), which may change from time to time. The Company and the Subsidiaries are in compliance with and have complied in all material respects with all Applicable Laws, including obtaining all material Authorizations. All Authorizations issued to date are valid and in full force and effect and neither the Company nor any Subsidiary has received any correspondence or notice from the Office of Controlled Substances, other offices of Health Canada, the United States Food and Drug Administration (the "FDA (U.S.)"), or any Governmental Authority alleging or asserting non-compliance with any Applicable Law or Authorization. Neither the Company nor any Subsidiary have received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law including the FDA (Canada), the FDR-C, or the FDR- J, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Company nor any Subsidiary is aware of any non-compliance with any Applicable Law, including the CDSA, the FDA (Canada), the FDR-C, the FDR-J, the Criminal Code or any provincial, territorial or municipal legislation that the Company or any Subsidiary have reason to believe could result in a Material Adverse Effect.

(eeee) The Company and its Subsidiaries have made all filings, applications and submissions required by, possesses and is operating in compliance with, all approvals, licenses, certificates, certifications, clearances, consents, grants, exemptions, marks, notifications, orders, permits and other authorizations issued by, the appropriate U.S. federal, state or local Governmental Authority (including, without limitation, the FDA(US), the United States Drug Enforcement Administration ("DEA") or any other federal, state, court or local government or regulatory authorities including self-regulatory organizations engaged in the regulation of clinical trials, pharmaceuticals, biologics or biohazardous substances or materials) necessary for the ownership or lease of their respective properties or to conduct its businesses as described in the Registration Statement and the Prospectus (collectively, "Permits"), except for such Permits the failure of which to possess, obtain or make the same would not have a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Permits, except where the failure to be in compliance would not have a Material Adverse Effect; all of the Permits are valid and in full force and effect, except where any invalidity, individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any written notice relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the Ordinary Course. To the extent required by applicable laws and regulations of the FDA (U.S.), the Company or the applicable Subsidiary has submitted to the FDA (U.S.) an Investigational New Drug Application or amendment or supplement thereto for each clinical trial it has conducted or sponsored or is conducting or sponsoring; all such submissions were in material compliance with applicable laws and rules and regulations when submitted and no material deficiencies have been asserted by the FDA (U.S.) with respect to any such submissions. The Company has operated and currently is, in all material respects, in compliance with the United States Federal Food, Drug, and Cosmetic Act, all applicable rules and regulations of the FDA (U.S.), DEA, and other federal, state, and local Governmental Authority.

(ffff) All clinical, pre-clinical and other studies and tests (collectively, the "Clinical Trials") conducted by or on behalf of the Company or any Helus Entity  (to the Company's knowledge in respect of Cybin UK Ltd. T/A Helus) related to the Business and/or the development of the Drug Products  (to the Company's knowledge in respect of Cybin UK Ltd. T/A Helus) have been conducted, and to the extent they are still pending are currently being conducted, in accordance with accepted medical, scientific and ethical research procedures and all Applicable Laws. The descriptions of the results of the Clinical Trials described or referred to in the Offering Documents are accurate and complete in all material respects and fairly represent the published data derived from the Clinical Trials and neither the Company nor any Helus Entity has knowledge of other studies or tests the results of which are materially inconsistent with or otherwise call into question the results described or referred to in the Offering Documents. Neither the Company nor any Helus Entity has received any notices or written correspondence from any Governmental Authority or applicable regulatory authority with respect to any Clinical Trial requiring the termination or suspension of such Clinical Trial.

(gggg) All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by each Helus Entity  (to the Company's knowledge in respect of Cybin UK Ltd. T/A Helus) in connection with its Business is being conducted in accordance with industry practices in all material respects and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Business, and all such processes, procedures and practices, required in connection with such activities are or will be in place as necessary at the applicable time in all material respects and are being or will be complied with at the applicable time, in all material respects.

(hhhh) No Helus Entity has received any notice or communication from any customer or any applicable regulatory authority alleging a defect or claim in respect of any products supplied or sold by a Helus Entity to a customer except in the Ordinary Course of Business and, to the Company's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications required to be made by a Helus Entity in respect of any products supplied or sold by a Helus Entity.

(iiii) To the Company's knowledge in respect of Cybin UK Ltd. T/A Helus and each Helus Entity's  information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of each Helus Entity as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect. To the Company's knowledge in respect of Cybin UK Ltd. T/A Helus each Helus Entity has implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data ("Personal Data")) used in connection with their businesses, and to the knowledge of the Company, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other Person, nor any incidents under internal review or investigations relating to the same. To the Company's knowledge in respect of Cybin UK Ltd. T/A Helus each Helus Entity is presently in compliance with Applicable Law, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data in all material respects and has taken commercially reasonable steps to protect such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification. To the Company's knowledge in respect of Cybin UK Ltd. T/A Helus each Helus Entity has taken all necessary actions to comply with the Canada's Personal Information Protection and Electronic Documents Act (and all other Applicable Laws and regulations with respect to Personal Data for which any non compliance with same would be reasonably likely to have a Material Adverse Effect).

(jjjj) (i) The Company is not in material violation of any Applicable Laws with respect to environmental, health or safety matters (collectively, "Environmental Laws"), including without limitation laws relating to the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance ("Hazardous Substances"); (ii) the Company has obtained all material licenses, permits, approvals, consents, certificates, registrations and other Authorizations under all applicable Environmental Laws (the "Environmental Permits") necessary as at the date hereof for the operation of the businesses carried on by the Company and to the knowledge of the Company, the Company is not in default or breach of any Environmental Permit which would have a Material Adverse Effect, and no proceeding is pending or, to the knowledge of the Company threatened, to revoke or limit any Environmental Permit; (iii) the Company has not used, distributed, treated, stored, disposed of, transported or handled any Hazardous Substance, except in material compliance with all Environmental Laws and Environmental Permits; (iv) the Company has not received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Law that would have a Material Adverse Effect; (v) to the knowledge of the Company there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company, nor has the Company received notice of any of the same; (vi) the Company has not received any notice wherein it is alleged or stated that the Company is potentially responsible for a federal, provincial, territorial, state, municipal or local clean-up site or corrective action under any Environmental Laws; and (vii) the Company has not received any request for information in connection with any federal, provincial, territorial, state, municipal or local inquiries as to disposal sites.

(kkkk) No current or proposed officer or director of a Helus Entity, nor to the knowledge of the Company, any employee of a Helus Entity, is subject to any limitations or restrictions on their activities or investments, including any non-competition provisions, that would in any way limit or restrict their involvement with a Helus Entity or the business affairs of a Helus Entity as now conducted or presently proposed to be conducted.

(llll) The Company and the Subsidiaries maintain insurance or where insurance has not yet been obtained, are using commercially reasonable efforts to obtain and maintain insurance, by insurers of recognized financial responsibility, against such losses, risks and damages to the property and assets of the Company in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent Persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company, the Subsidiaries, and their respective directors, officers and employees, and the property and assets of the Company, are in good standing and in full force and effect in all material respects, and not in default. Each of the Company and the Subsidiaries has complied with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Company nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.

(mmmm) The Company occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which a Helus Entity occupies the Leased Premises is in good standing and in full force and effect in all material respects. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein and the Offering Documents, will not afford any of the parties to such leases or any other Person the right to terminate such leases or result in any additional or more onerous obligations under such leases.

(nnnn) Each Helus Entity is in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(oooo) To the knowledge of the Company, there are no material complaints against the Company or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, which place any material obligation upon the Company or the Subsidiaries to do or refrain from doing any act. The Company and Subsidiaries are currently in compliance with all workers' compensation, occupational health and safety and similar legislation in all material respects, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers' compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(pppp) Neither the Company nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Company, no action has been taken or is being contemplated to organize or unionize any other employees of the Company or any Subsidiary that would have a Material Adverse Effect.

(qqqq) Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the "Employee Plans") has been maintained in all material respects with its terms and with the requirements prescribed by any and all Applicable Laws that are applicable to such Employee Plans. The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(rrrr) No Helus Entity, or, to the knowledge of the Company, any employee or agent thereof, has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any governmental officer or official in any jurisdiction, or other Person charged with similar public or quasi public duties, other than payments required or permitted by Applicable Laws.

(ssss) The minute books and corporate records of each Helus Entity for the period from incorporation to the date hereof made available to the Underwriters are complete in all material respects, contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of each Helus Entity to the date hereof not reflected in such corporate records, other than those which are not material to each Helus Entity, as the case may be.

(tttt) The statistical, industry and market related data included in the Offering Documents is derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived.

(uuuu) Neither the Company nor any Subsidiary nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti bribery or anti corruption laws applicable to the Company and the Subsidiaries, including Canada's Corruption of Foreign Public Officials Act or the United States Foreign Corrupt Practices Act of 1977, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any Government Official, whether directly or through any other Person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person; or (B) to any Person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor the Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of foregoing, has (x) conducted or initiated any review, audit, or internal investigation that concluded the Company, a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (y) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti bribery or anti corruption laws, in each case with respect to any alleged act or omission arising under or relating to non compliance with any such laws, or received any notice, request, or citation from any Person alleging non compliance with any such laws.

(vvvv) The operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with the requirements of applicable anti-money laundering laws, including, but not limited to the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of the various jurisdictions in which the Company and its Subsidiaries, including any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Company or its Subsidiaries with respect to the Money Laundering Laws is, to the Company's knowledge, pending or threatened.

(wwww) The information and statements contained in the Prospectuses (except information and statements relating solely to the Underwriters and furnished by them in writing specifically for use therein) will, at the time of delivery of the Prospectuses: (i) be true and correct in all material respects; (ii) contain no misrepresentation relating to the Company and its Subsidiaries or the Offering and will be in compliance with applicable Canadian Securities Laws in all material respects; and (iii) not omit any material fact or information which is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made.

(xxxx) The Company has a reasonable basis for disclosing any forward-looking or future-oriented financial information contained in the Offering Documents and is not, as at the date hereof, required to update any such forward-looking information pursuant to NI 51-102.

(yyyy) Except as provided herein, the Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the Exchanges and has filed all documents required to be filed by it with the Canadian securities commissions under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian securities commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation.

(zzzz) The Company is, and will at the Closing Time be, in compliance in all material respects with the by-laws, policies, rules and regulations of the Exchanges existing on the date hereof. The Shares will be listed and posted for trading on the Exchanges at the Closing Time and neither the Company nor the Subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the Exchanges. All necessary notices and/or filings have been made by the Company with the Exchanges to reasonably ensure that the Shares will be listed and posted for trading on the Exchanges upon their issuance other than the filing of certain standard documents with the Exchanges, which documents shall be filed as soon as possible after the Closing Date and in any event within any deadline imposed by Cboe Canada.

(aaaaa) Except as disclosed in the Prospectuses, no Helus Entity has made any significant acquisition, as such term is defined in Part 8 of NI 51-102, in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Prospectuses and for which a business acquisition report has not been filed under NI 51-102, the Company has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102 and there are no proposed acquisitions by the Company that have progressed to the state where a reasonable Person would believe that the likelihood of the Company completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Prospectuses.

(bbbbb) Except as disclosed in the Prospectuses, none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any Person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing Persons or companies (as such terms are defined under Canadian Securities Laws), has had any material interest, direct or indirect, in any material transaction with the Company since the incorporation of the Company, or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company and any Subsidiary, on a consolidated basis. Neither the Company nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any Person not dealing at "arm's length" (within the meaning of the Income Tax Act (Canada)) with them.

(ccccc) Except as disclosed in the Prospectuses, since March 31, 2026 (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Company and the Subsidiaries considered as one enterprise, and (ii) there have been no transactions entered into by the Company or the Subsidiaries, other than those in the Ordinary Course of Business, which are material with respect to the Company and the Subsidiaries considered as one enterprise.

(ddddd) During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend, or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or other securities, or agreed to do any of the foregoing. There are no restrictions upon the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company in its constating documents.

(eeeee) Except as disclosed in the Registration Statement or included or incorporated by reference in any Preliminary Prospectus, the Time of Sale Prospectus and the Prospectuses, other than the Underwriters (and their selling group members) pursuant to this Agreement, there is no other Person acting at the request of the Company, or to the knowledge of the Company, purporting to act, who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(fffff) The responses given by the Company and its officers at all oral due diligence sessions conducted by the Underwriters in connection with the Offering, as they relate to matters of fact, have been and shall continue to be true and correct in all material respects as at the time such responses have been or are given, as the case may be, and such responses taken as a whole have not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which such response were given or shall be given, as the case may be; and (ii) where the responses reflect the opinion or view of the Company or its officers (including responses or portions of such responses which are forward-looking or otherwise relating to projections, forecasts, or estimates of future performance or results (operating, financial or otherwise)), such opinions or views have been and will be honestly held and believed to be reasonable at the time they are given.

(ggggg) Neither the execution of this Agreement, nor the issuance, offering or sale of the Offered Shares, nor the consummation of any of the transactions contemplated herein, nor the compliance by the Company or any Subsidiary with the terms and provisions hereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company or any Subsidiary may be bound or to which any of the property or assets of the Company or any Subsidiary is subject, except (i) such conflicts, breaches or defaults as may have been waived and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company or any Subsidiary, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or any Subsidiary or of any Governmental Authority having jurisdiction over the Company or any Subsidiary, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(hhhhh) At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any participant in the Offering made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Offered Shares and at the date hereof, the Company was not and is not an "ineligible issuer," as defined in Rule 405 under the Securities Act.

(iiiii) There are (and prior to the Closing Date, will be) no debt securities, convertible securities or preferred stock issued or guaranteed by the Company that are rated by a "nationally recognized statistical rating organization", as such term is defined in Section 3(a)(62) under the Exchange Act.

(jjjjj) The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the SEC's rules and guidelines applicable thereto.

(kkkkk) Neither the Company nor any of its Subsidiaries is currently engaged in, or has plans to engage, directly or indirectly, in any "covered activity" as defined under the Provisions Pertaining to U.S. Investments in Certain National Security Technologies and Products in Countries of Concern (31 C.F.R. Pt. 850) (the "U.S. Outbound Investment Security Program"), and (B) the performance by any of the Underwriters of this Agreement does not and will not constitute a "covered transaction" as defined in the U.S. Outbound Investment Security Program, regardless of whether Underwriter is considered a "U.S. Person" under the U.S. Outbound Investment Security Program; the Company does not directly or indirectly, hold a board seat on, have a voting or equity interest in, or have any contractual power to direct or cause the direction of the management or policies of, any person or persons that engage, or, to the Company's knowledge, plan to engage, in any "covered activity" within the meaning of the U.S. Outbound Investment Security Program that would result in the Company becoming a "covered foreign person."

8.2 The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Article 16 hereof, counsel to the Company and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

8.3 The representations and warranties of the Company contained in this Article 8 of the Agreement shall be true at the Closing Time as though they were made at the Closing Time and they shall survive the completion of the transactions contemplated under this Agreement for a period of 2 years.

ARTICLE 9
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

9.1 Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a) it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder, and it has complied with its obligations under Applicable Securities Laws;

(b) it has all requisite power and authority to enter into, deliver and carry out its obligations under this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(c) no finder's fee or compensation will be paid to any Purchaser or related party for the Offering.

9.2 In addition to the covenants set out in Article 4, the Underwriters hereby covenant and agree with the Company to the following:

(a) the Underwriters will comply with Applicable Securities Laws in connection with the offer and sale and Distribution of the Offered Shares;

(b) the Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time; and

(c) no Underwriter shall be liable to the Company under this section with respect to a default by any other Underwriter.

9.3 The Company agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or another Underwriter's duly registered broker-dealer Affiliate in the United States or any Selling Firm.

9.4 Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act an "issuer free writing prospectus" (as defined in Rule 433 under the Securities Act) prepared by or on behalf such Underwriter that otherwise would not be required to be filed by the Company thereunder but for the action of the Underwriter.

ARTICLE 10
INDEMNIFICATION

10.1 The Company (referred to in this Article 10 and Article 11 as the "Indemnifying Party") agrees to indemnify and save harmless each of the Underwriters and their respective Affiliates and each of their respective directors, officers, partners, members, employees, shareholders and agents, and each person, if any, who controls the Underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each referred to in this Article 10 and Article 11 as an "Indemnified Party") from and against all liabilities, claims, losses (other than loss of profits in connection with the Distribution of the Offered Shares), actions, suits, proceedings, charges, reasonable costs, damages and reasonable expenses which an Indemnified Party suffers or incurs or is subject to, including all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses that may be incurred in advising with respect to investigating or defending any Claim, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a) any information or statement contained in the Registration Statement, the Prospectuses any Supplementary Material related thereto, or in any certificate or other document of the Company or of any officer of the Company or any of its Subsidiaries delivered hereunder or pursuant hereto which contains or is alleged to contain a misrepresentation;

(b) any omission or alleged omission to state in the Registration Statement, the Prospectuses, any marketing materials or any Supplementary Material related thereto, or any certificate or other document of the Company or any officer of the Company or any of the Subsidiaries delivered hereunder or pursuant hereto any material fact, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(c) any order made or any inquiry, investigation or proceedings commenced or threatened by any securities commission, stock exchange or other Governmental Authority based upon any actual or alleged untrue statement, omission or misrepresentation in the Prospectuses, the Registration Statement, any marketing materials or any Supplementary Material or based upon any actual or alleged failure to comply with Canadian Securities Laws or U.S. Securities Laws, preventing or restricting the trading in of the Common Shares or the Distribution of the Offered Shares or any other securities of the Company;

(d) the material non-compliance or alleged material non-compliance by the Company with any requirement of Canadian Securities Laws or U.S. Securities Laws in any of the Qualifying Jurisdictions or in the United States or any state therein in connection with the transactions herein contemplated including the Company's non-compliance or alleged non-compliance with any statutory requirement to make any document available for inspection; or

(e) any breach of any representation or warranty of the Company contained herein or in any certificate or other document of the Company or of any officers of the Company or any of the Subsidiaries delivered hereunder or pursuant hereto or the failure of the Company to comply with any of its obligations hereunder.

provided, however, that the foregoing indemnity (i) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with written information relating to the Underwriters furnished to the Company by the Underwriters expressly for use in the Prospectus Supplements or Time of Sale Prospectus, or any such amendment or supplement thereto and (ii) shall cease to apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a Governmental Authority in a final ruling from which no appeal can be made determines that any loss, liability, claim, damage or expense resulted primarily and directly from the gross negligence, fraudulent act or willful misconduct of the Indemnified Party claiming indemnity. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the applicable document contained no misrepresentation shall constitute "gross negligence" or "willful misconduct" for purposes of this Article 10 or otherwise disentitle the Underwriters from indemnification hereunder.

10.2 If any matter or thing contemplated by this Article 10 (any such matter or thing being hereinafter referred to as a "Claim") is asserted against an Indemnified Party, the Indemnified Party shall notify the Indemnifying Party as soon as practicable, of such Claim to the extent allowable by Applicable Law (provided, however, that failure to provide such notice shall not affect the Indemnified Party's right to indemnification hereunder, except (and only) to the extent of material prejudice (through the forfeiture of substantive rights and defenses) to the Indemnifying Party therefrom) and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit, action or proceeding brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party and that no admission of liability or settlement of any such Claim may be made by the Indemnifying Party or the Indemnified Party without the prior written consent of the other.

10.3 In any such Claim, the Indemnified Party shall have the right to retain separate counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(a) the Indemnifying Party fails to assume the defence of such Claim on behalf of the Indemnified Party within five Business Days of receiving detailed notice thereof or, having assumed such defence, has failed to engage counsel promptly or who is acceptable to the Indemnified Parties, or has failed to pursue it diligently;

(b) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

(c) the named parties to the Claim (including any added, third parties or interpleaded parties) include the Indemnifying Party, and the Indemnifying Parties have been advised by counsel (including internal counsel) that there are legal defences available to such Indemnified Party that are different or in addition to those available to the Indemnifying Party, that representation of the Indemnified Party by counsel for the Indemnifying Party is inappropriate as a result of the potential or actual conflicting interests of those represented, or where in such Indemnified Party's reasonable judgment, the Claim gives rise to a conflict of interest between the Indemnifying Party and such Indemnified Party.

10.4 in each of cases Section 10.3(a), Section 10.3(b) and Section 10.3(c), the Indemnifying Party will not have the right to assume the defence of the suit on behalf of such Indemnified Party, but the Indemnifying Party will be liable to pay the fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction. Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

ARTICLE 11
CONTRIBUTION

11.1 In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Article 10.1 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Indemnifying Party shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the Distribution of the Offered Shares) of the nature contemplated in this Article 11 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the Distribution of the Offered Shares as well as the relative fault of the parties in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that: (i) no Underwriter shall in any event be liable to contribute, in the aggregate, any amount in excess of the aggregate fee or any portion thereof actually received by such Underwriter hereunder; and (ii) no party who has been determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation or gross negligence in connection with such Claim or Claims.

11.2 The rights of contribution and indemnity provided in this Article 11 shall be in addition to and not in derogation of any other right to contribution and indemnity which the Underwriters may have by statute or otherwise at law.

11.3 The Underwriters' obligations to contribute pursuant to this Article 11 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names in Section 19.1 hereof.

11.4 In the event that any Company Indemnifying Party is held to be entitled to contribution from the Underwriters under the provisions of any Applicable Law, the Company Indemnifying Party shall be limited to contribution in an amount not exceeding the lesser of:

(a) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined above; and

(b) the amount of the aggregate fee actually received by the Underwriters from the Indemnifying Party hereunder, provided that no individual Underwriter shall be required to contribute more than the fee actually received by such Underwriter.

11.5 If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Indemnifying Party notice thereof in writing, but failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of any obligation which it may have to the Underwriters under this Article 11, except (and only) to the extent of material prejudice (through the forfeiture of substantive rights and defenses) to the Indemnifying Party therefrom.

11.6 With respect to Article 10 and this Article 11, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their respective Affiliates, directors, officers, employees and agents, and each person, if any, controlling any Underwriter or any of its Subsidiaries and each shareholder of any Underwriter. Accordingly, the Company hereby constitutes the Underwriters as agents for each person who is entitled to the covenants of the Company contained in Article 10 and this Article 11 and is not a party hereto and the Underwriters agree to accept such agents and to hold in trust for and to enforce such covenants on behalf of such persons.

ARTICLE 12
CERTAIN COVENANTS OF THE COMPANY

The Company further covenants and agrees with each Underwriter as follows:

12.1 To the extent not available on EDGAR as it relates to the Registration Statement, the Time of Sale Prospectus, the U.S. Prospectus and any supplements and amendments thereto, the Company shall furnish and deliver to the Underwriters, in such cities as the Underwriters may reasonably and lawfully request without charge, as soon as practicable after the Registration Statement becomes effective (as to the U.S. Prospectus) or after the filing thereof (as to the Canadian Prospectus), and during the period mentioned in Section 12.4 and Section 12.5 below, as many commercial copies, or originally signed versions, of the Time of Sale Prospectus, the Prospectuses and any supplements and amendments thereto or to the Registration Statement as the Representatives on behalf of the Underwriters may reasonably request for the purposes contemplated by the Securities Act and the Canadian Securities Laws. As used herein, the term "Prospectus Delivery Period" means such period of time after the first date of the Offering of the Offered Shares and ending on the completion of the Distribution of the Offering of the Offered Shares, during which time a preliminary prospectus, preliminary prospectus supplement or a prospectus relating to the Offered Shares, is required by applicable Canadian Securities Laws or U.S. Securities Laws to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Offered Shares by any Underwriter or dealer.

12.2 Prior to amending or supplementing the Registration Statement, the Time of Sale Prospectus, the Canadian Prospectus or the U.S. Prospectus (including any amendment or supplement through incorporation by reference of any document), the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Underwriters' consent which shall not be unreasonably delayed, conditioned or withheld.

12.3 The Company shall not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act an "issuer free writing prospectus" (as defined in Rule 433 under the Securities Act) prepared by or on behalf of the Company or the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

12.4 If any time prior to the Closing Date any event shall occur or condition shall exist as a result of which the Time of Sale Prospectus, as amended or supplemented, would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective Purchaser, not misleading, or if, in the reasonable opinion of counsel for the Company or Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with Applicable Law, including the Securities Act, the Company shall (subject to Section 12.2) forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective Purchaser, not misleading, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with Applicable Law including the Securities Act and the Canadian Securities Laws.

12.5 The Company will prepare the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in a form approved by the Underwriters and will take all commercially reasonable steps to (i) will file the Canadian Prospectus Supplement with the Principal Regulator in accordance with the Shelf Procedures as soon as practicably possible, and in any event, not later than 5:30 p.m. (Toronto time) on June 24, 2026 and (ii) will file the U.S. Prospectus Supplement with the SEC not later than the SEC's close of business on the first Business Day following the day on which the filing of the Canadian Prospectus Supplement is made with the Principal Regulator. After the date of this Agreement, the Company shall promptly advise the Underwriters in writing of: (i) the receipt of any comments of, or requests for additional or supplemental information or other communication from, any Canadian Commission or the SEC with respect to the Canadian Prospectus or the Registration Statement, (ii) any request by any Canadian Commission to amend or supplement the Canadian Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information, (iii) the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to any Preliminary Prospectus, the Time of Sale Prospectus or the Prospectuses, (iv) the time and date that any post-effective amendment to the Registration Statement becomes effective, (v) the issuance by the SEC or any Canadian Commission, as applicable, of any stop order suspending the effectiveness of the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any post-effective amendment thereto or any order directed at any document incorporated by reference in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any order preventing or suspending the use of any Preliminary Prospectus, the Time of Sale Prospectus, any marketing materials, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, or the suspension of the qualification of the Offered Shares for sale in any jurisdiction, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from Cboe Canada or Nasdaq, or of the threatening or initiation of any proceedings for any of such purposes, and (vi) the issuance by any Governmental Authority of any order having the effect of ceasing or suspending the Distribution of the Offered Shares, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. If the SEC or any Canadian Commission shall enter any such stop order at any time, the Company will use best efforts to obtain the lifting of such order at the earliest possible moment.

12.6 The Company will comply with the U.S. Securities Laws and the Canadian Securities Laws so as to permit the completion of the Distribution of the Offered Shares during the Prospectus Delivery Period as contemplated in this Agreement and the Prospectuses. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a Purchaser, not misleading, or if during the Prospectus Delivery Period in the reasonable opinion of the Company, the Underwriters or counsel for the Company or Underwriters it is otherwise necessary to amend or supplement the Prospectuses to comply with U.S. Securities Laws or Canadian Securities Laws, the Company agrees (subject to Section 12.2) to promptly prepare, file with the SEC and the Canadian Commissions and furnish at its own expense to the Underwriters and to dealers, amendments or supplements to the Prospectuses so that the statements in the Prospectuses as so amended or supplemented will not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a Purchaser, not be misleading or so that the Prospectuses, as amended or supplemented, will comply with the U.S. Securities Laws and the Canadian Securities Laws, as applicable. Neither the Underwriters' consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company's obligations under (subject to 12.2).

12.7 The Company shall use its commercially reasonable efforts to cause each of the Company's directors and senior executive officers to enter into a lock-up agreement on or prior to the closing of the Offering, whereby the holder agrees not to, directly or indirectly, offer, sell, transfer, pledge, assign, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or announce any intention to do any of the foregoing, any of the securities of the Company owned, for a period of 45 days after the date of such lock-up agreements, subject to the customary exceptions, without the prior written consent of the Representatives, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned, or delayed.

12.8 The Company shall use its best efforts to obtain the conditional listing of the Shares on Cboe Canada by the Closing Time, subject only to the official notice of issuance, and the Company will use its best efforts to have the Shares authorized for trading on Nasdaq by the Closing Time.

12.9 The Company shall cooperate with the Underwriters and counsel for the Underwriters to qualify or register the Offered Shares for sale under (or obtain exemptions from the application of) U.S. Securities Laws, Canadian Securities Laws, or other foreign laws of jurisdictions designated by the Underwriters, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the Distribution of the Offered Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction in which it is not presently qualified or where it would be subject to taxation as a foreign corporation (except service of process with respect to the Offering and sale of the Offered Shares). The Company will advise the Underwriters promptly of the suspension of the qualification or registration of (or any exemption relating to) the Offered Shares for Offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

12.10 The Company shall apply the net proceeds from the sale of the Offered Shares sold by it in the manner described under the caption "Use of Proceeds" in the Time of Sale Prospectus.

12.11 The Company will make generally available to its security holders and to the Underwriters an earnings statement (which need not be audited) covering a period of at least 12 months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the SEC thereunder.

12.12 During the period when the U.S. Prospectus is required to be delivered under the Securities Act, the Company shall file with the SEC, on a timely basis, all reports and documents required to be filed under the Exchange Act.

12.13 Except as contemplated by this Agreement, the Company will not, without the prior written consent of the Representatives on behalf of the Underwriters (such consent not to be unreasonably withheld, conditioned, delayed or denied), directly or indirectly (i) sell, offer to sell, contract to sell or lend any Common Shares or Related Securities (as defined below); (ii) effect any short sale, or establish or increase any "put equivalent position" (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any "call equivalent position" (as defined in Rule 16a-1(b) under the Exchange Act) of any Common Shares or Related Securities; (iii) pledge, hypothecate or grant any security interest in any Common Shares or Related Securities; (iv) in any other way transfer or dispose of any Common Shares or Related Securities; (v) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of any Common Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise; (vi) announce the offering of any Common Shares or Related Securities; (vii) submit or file any registration statement under the Securities Act in respect of any Common Shares or Related Securities (other than as contemplated by this Agreement with respect to the Shares); (viii) effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding Common Shares; or (ix) publicly announce the intention to do any of the foregoing, from the date hereof until the date that is 45 days following the execution of this Agreement (the "Clear Market Restricted Period"), except: (a) pursuant to this Agreement; (b) the grant, issuance, vesting, settlement (including net settlement or share withholding to satisfy tax obligations), exercise or conversion of equity compensation awards pursuant to the Company's existing or future equity compensation plans, inducement award plans, employee share purchase plans, or other compensatory or incentive arrangements of the Company, including restricted share units, performance share units, options, warrants or similar awards, and the issuance of Common Shares in connection therewith; (c) the issuance of Common Shares upon the exercise, vesting, settlement or conversion of any equity securities or awards, whether outstanding as of the date of this Agreement or issued thereafter; (d) the obligations in respect of the Company's shareholders rights plan, as disclosed to the Underwriters; and (e) the issuance or sale of Common Shares in connection with the Company's at-the-market equity program, provided however that no sales pursuant to this clause (d) shall be made until 15 days after the date hereof; and (f) the issuance or sale of Common Shares or securities convertible into or exchangeable for shares of Common Shares as consideration for mergers, acquisitions, other business combinations, joint ventures, licensing consulting, or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes, provided that (1) the aggregate number of Common Shares issued pursuant to clause (f) shall not exceed 10% of the total number of Common Shares outstanding immediately following the issuance and sale of the Offered Shares pursuant to this Agreement, and (2) the recipient of such securities issued pursuant to clause (f) during the Clear Market Restricted Period shall enter into (if it has not previously entered into) an agreement acceptable to the parties, each acting reasonably. For purposes of the foregoing, "Related Securities" shall mean any options or warrants or other rights to acquire Common Shares or any securities exchangeable or exercisable for or convertible into Common Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, Common Shares. Notwithstanding the foregoing, "Related Securities" shall not include any equity compensation awards issued pursuant to clause (b) above or Common Shares issued upon the vesting, settlement, exercise or conversion thereof. In the event that the Company determines not to proceed with the Offering for any reason, all obligations of the Company in respect of the foregoing shall automatically terminate and be of no further force or effect.

12.14 The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Offered Shares in such a manner as would require the Company or any of its Subsidiaries to register as an investment company under the Investment Company Act.

12.15 The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall cause each of its Affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M ("Rule 102") do not apply with respect to the Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Underwriters (or, if later, at the time stated in the notice), the Company will, and shall cause each of its Affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

12.16 Prior to the Closing Date, the Company shall not, without the  Representatives ' prior written consent, which shall not be unreasonably delayed, conditioned or withheld, issue any press releases or other communications directly or indirectly and shall not hold any press conferences with respect to the Company or any Subsidiaries, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any Subsidiaries, or with respect to the Offering of the Offered Shares. Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company's counsel advises that it is necessary in order to comply with Applicable Law or the rules or requirements of Cboe Canada or Nasdaq, or from issuing a press release or holding an analyst call in the normal course in connection with the release of financial results.

The Representatives, on behalf of the Underwriters, may, in their sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

ARTICLE 13
ALL TERMS TO BE CONDITIONS

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle any of the Underwriters to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Company at or prior to the Closing Time. It is understood that the Representatives may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on any Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

ARTICLE 14
COMPENSATION OF THE UNDERWRITERS

In consideration of the services rendered by the Underwriters in connection with the Offering, the Company shall pay to the Underwriters at the Closing Time a cash commission equal to 6.0% of the aggregate gross proceeds raised from the sale of Offered Shares (the "Underwriting Fee").

ARTICLE 15
TERMINATION OF THIS AGREEMENT

15.1 Each of the Underwriters may, at its option, terminate this Underwriting Agreement including, without limitation, its obligations hereunder, as applicable, at any time by written notice to that effect given to the Company if prior to the Closing Date:

(a) there should be discovered any material fact which existed as of the date hereof but which has not been publicly disclosed which, in the opinion of any of the Underwriters, acting reasonably, has or would be expected to have a significant adverse effect on the market price or value of the Common Shares;

(b) there is, in the opinion of any of the Underwriters, acting reasonably, a material change or a change in any material fact or new material fact shall arise after the date hereof which would be expected to have a significant adverse effect on the business, affairs, operations, financial condition or profitability of the Company and/or its subsidiaries or on the market price or the value of the Common Shares;

(c) there should develop, occur or come into effect any event of any nature, including, without limitation, an act of terrorism, accident, or new or change in governmental law or regulation or other condition or financial occurrence of national or international consequence, , which, in the opinion of any of the Underwriters, acting reasonably, seriously adversely affects or involves, or would seriously adversely affect and involve, the financial markets in Canada or in the United States or the business, affairs, operations, or profitability of the Company or its subsidiaries (taken as a whole) or the market price or value of the Common Shares;

(d) any inquiry, action, suit, proceeding or investigation (whether formal or informal) including, without limitation, matters of regulatory transgression or unlawful conduct, is commenced, announced or threatened in relation to the Company, its subsidiaries or any of their respective officers or directors, which, in the opinion of any of the Underwriters, acting reasonably, operates to prevent or materially restrict or limit the distribution or trading of the Common Shares or which has or would be expected to have a material adverse effect on the market price or value of the Common Shares;

(e) any order to cease trading in securities of the Company is made or threatened by a securities regulatory authority;

(f) the Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement becomes or is false; or

(g) the state of the financial markets in Canada or elsewhere where it is planned to market the Common Shares is such that, in the opinion of any of the Underwriters (acting reasonably), the Offered Shares can not be marketed profitably.

15.2 If this Agreement is terminated by any of the Underwriters pursuant to this Article 15, there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Article 10 or Article 17.

15.3 The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Article 15 shall not be binding upon the other Underwriters.

ARTICLE 16
CONDITIONS OF CLOSING

16.1 The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Company contained in this Agreement both as of the date of this Agreement and the Closing Time, the performance by the Company of its obligations under this Agreement and receipt by the Representatives, at the Closing Time, as applicable, of:

(a) favourable legal opinions, dated the Closing Date from Aird & Berlis LLP, in its capacity as the Company's Canadian counsel as to matters of Canadian federal and Ontario provincial law, and from local counsel acceptable to the Underwriters' counsel as to matters governed by the laws of jurisdictions in Canada other than the Province of Ontario, each addressed to the Representatives and the Representatives' counsel to the effect set forth in Schedule "C";

(b) the Representatives receiving legal opinions from counsel to each Material Subsidiary (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials related to each Material Subsidiary), in form and substance acceptable to the Representatives and their counsel, acting reasonably, substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(i) such Material Subsidiary having been incorporated and existing under the Applicable Laws of their respective jurisdictions of incorporation;

(ii) such Material Subsidiary having the corporate capacity and power to own and lease their properties and assets and to conduct their Business as described in the Prospectuses; and

(iii) as to the authorized and issued share capital of such Material Subsidiary, with the exception of Cybin IRL Limited, and to the ownership thereof;

(c) a favourable legal opinion and a negative assurances letter, dated the Closing Date, from Dorsey & Whitney LLP, in its capacity as the Company's U.S. counsel, addressed to the Representatives, in form and substance reasonably satisfactory to the Representatives;

(d) a favourable negative assurances letter, dated the Closing Date, from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., in its capacity as the Underwriters' U.S. counsel, addressed to the Representatives;

(e) a favourable legal opinion, dated the Closing Date, from Lathrop GPM LLP, in its capacity as the Company's Intellectual Property counsel, addressed to the Representatives in form and substance reasonably satisfactory to the Representatives;

(f) from Zeifmans LLP independent public or certified public accountants for the Company, (i) "long-form comfort letters" dated the date hereof, and addressed to the Representatives and the board of directors of the Company, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountant's "comfort letters" to Underwriters which letters shall cover with respect to the Financial Statements, including without limitation, certain financial and accounting disclosures contained or incorporated by reference in the Registration Statement, any Preliminary Prospectus, the Prospectuses and the Prospectus Supplements, and (ii) confirmation that they are independent public, certified public or chartered accountants as required by the Securities Act;

(g) on the Closing Date, a letter from Zeifmans LLP, independent public or certified public accountants for the Company, dated such date, in form and substance reasonably satisfactory to the Representatives, to the effect that they reaffirm the statements made in the letters furnished by them pursuant to Section (f) above, except that the specified date referred to therein for the carrying out of procedures shall be no more than two (2) Business Days prior to the Closing Date;

(h) certificates or direct registration statements representing, in the aggregate, the Shares in the name of DTC or its nominee or in such other name(s) as the Representatives on behalf of the Underwriters shall have directed;

(i) the payment of the Underwriting Fee in accordance with the terms of this Agreement;

(j) evidence satisfactory to the Underwriters that the Shares shall have been (A) authorized for trading on Nasdaq, and (B) conditionally approved for listing on Cboe Canada, subject only to the official notice of issuance;

(k) a certificate, dated the Closing Date, and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Representatives, addressed to the Representatives certifying that:

(i) the Company has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Company at or prior to the Closing Time;

(ii) all the representations and warranties of the Company contained herein are true and correct as of the Closing Time, with the same force and effect as if made at and as of the Closing Time, after giving effect to the transactions contemplated hereby;

(iii) the Company is a "reporting issuer" or its equivalent under the securities laws of each of the Qualifying Jurisdictions and eligible to use the Short Form Prospectus System under NI 44-101;

(iv) there has been no material change relating to the Company and its Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the offering of the Offered Shares, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and

(v) that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(l) at the Closing Time, certificates dated the Closing Date, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Representatives, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, and addressed to the Representatives with respect to the organizational documents of the Company; the resolutions of the directors of the Company relevant to the Offering issue (or reservation for issue) and sale of the Offered Shares, the authorization of this Agreement, the listing of the Shares on Cboe Canada and Nasdaq and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Company;

(m) on the date of this Agreement and at the Closing Time, a certificate of the Company's principal financial officer with respect to certain financial data contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, which certificate shall be substantially in the form reasonably satisfactory to the Representatives;

(n) at the Closing Time, a certificate of status (or equivalent) for the Company and each of the Material Subsidiaries dated within one Business Day (or such earlier or later date as the Representatives may accept) of the Closing Date;

(o) evidence satisfactory to the Underwriters that (A) the Company has submitted a Listing of Additional Shares notification form for the Shares to Nasdaq and (B) the Shares shall have been conditionally approved for listing on Cboe Canada, subject only to the official notice of issuance;

(p) at the Closing Time, each of the Company's directors and senior executive officers shall each have executed and delivered the written undertakings contemplated by Section 12.6 in a form acceptable to the Representatives, acting reasonably; and

(q) such other documents as the Representatives or counsel to the Representatives may reasonably require; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Representatives and counsel for the Representatives, acting reasonably.

ARTICLE 17
EXPENSES

Whether or not the Offering is completed, the Company will pay all reasonable expenses and fees in connection with the Offering, including, without limitation, all reasonable expenses of, or incidental to, the creation, issue, sale or distribution of the Offered Shares; all costs incurred in connection with the preparation of documents or certificates relating to the Offering; and all fees incurred by the Underwriters, including (i) the reasonable and documented out-of-pocket costs and expenses of the Underwriters; and (ii) the fees and expenses of the Underwriters' legal counsel, not to exceed $175,000.00 in aggregate (plus disbursements and applicable taxes thereon), (collectively, the "Underwriters' Expenses"). Notwithstanding anything to the contrary herein, any out-of-pocket expenses incurred by the Underwriters (including travel, data room, printing, courier, and other ancillary costs) in connection with this their engagements in connection with the Offering shall not exceed US$5,000, unless otherwise approved in advance in writing by the Company. Subject to the foregoing qualifications, all reasonable fees and expenses incurred by the Underwriters or on their behalf shall be payable by the Company immediately upon receiving an invoice from the Underwriters and shall be payable whether or not the Offering is completed or the Underwriting Agreement is executed by all of the parties thereto. The Underwriters' Expenses (including the Underwriters' legal counsel fees and expenses and taxes payable thereon) may be deducted by the Underwriters from the gross proceeds of the Offering immediately prior to those proceeds being distributed to the Company.

ARTICLE 18
NO ADVISORY OR FIDUCIARY RELATIONSHIP

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Share Offering Price, the Offered Shares and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

ARTICLE 19
OBLIGATION TO PURCHASE

19.1 Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares:

	Percentage	Number of Shares
Cantor	40%	4,123,712
Barclays	35%	3,608,248
Bloom Burton Securities Inc.	15%	1,546,392
Lucid Markets, LLC	10%	1,030,928
Total	100.0%	10,309,280

19.2 If any of the Underwriters fails to purchase its applicable percentage of the Offered Shares at the Closing Time (a "Defaulting Underwriter") and the percentage of Offered Shares that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Shares then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Shares not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter's portion of the Underwriting Fee in respect thereof, and such non-Defaulting Underwriters shall have the right, by notice to the Company, to postpone the Closing Date by not more than three Business Days to effect such purchase. In the event that the percentage of Offered Shares that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Shares, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Shares which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Shares, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-Defaulting Underwriters shall be relieved of all obligations to the Company arising from such default. Nothing in this Section shall oblige the Company to sell to the Underwriters less than all of the Offered Shares or relieve from liability to the Company any Underwriter which shall be so in default.

ARTICLE 20
SURVIVAL

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares for a period of two years after the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

ARTICLE 21
NOTICES

21.1 Any notice to be given hereunder shall be in writing and may be given by hand delivery or email and shall be addressed and emailed or delivered to:

(a) in the case of notice to the Company:

Cybin Inc. d/b/a Helus Pharma

100 King Street West, Suite 5600

Toronto, ON M5X 1C9

Attention: Eric So

Email: [Redacted - Email Address]

with a copy to (such copy not to constitute notice):

Aird & Berlis LLP

181 Bay Street - Suite 180

Toronto, ON M5J 2T9

Attention: Sherri Altshuler

Email: saltshuler@airdberlis.com

(b) in the case of notice to the Underwriters, by their Representatives:

Cantor Fitzgerald & Co.

110 East 59th Street

New York, New York 10022

Attention: Capital Markets

Email: [Redacted - Email Address]

Barclays Capital Inc.

745 7th Avenue

New York, NY 10019

Attention: Syndicate Registration

Email: [Redacted - Email Address]

with copies to (such copies not to constitute notice):

Cantor Fitzgerald & Co.

110 East 59th Street

New York, New York 10022

Attention: General Counsel

Email: [Redacted - Email Address]

Barclays Capital Inc.

745 7th Avenue

New York, NY 10019

Attention: General Counsel

Email: [Redacted - Email Address]

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, ON M5X 1A4

Attention: Aaron Sonshine

Email: sonshinea@bennettjones.com

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Attention:  John Rudy

Email: JRudy@mintz.com

21.2 The Company and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

ARTICLE 22
ACTIONS ON BEHALF OF THE UNDERWRITERS.

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Article 10, Article 13 and Article 15, shall be taken by the Representatives on the Underwriters' behalf and the execution of the Agreement by the Underwriters shall constitute the Company's authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Shares to, or to the order of, the Representatives.

ARTICLE 23
MARKET STABILIZATION

In connection with the Distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

ARTICLE 24
WAIVER OF TRIAL BY JURY

Each of the Underwriters and the Company (on its own behalf and to the extent permitted by law, on behalf of its respective equity holders and creditors) hereby waives any right it may have to trial by jury in respect of any claim based upon, arising out of, or in connection with the Underwriting Agreement, and the transactions contemplated therein (including, without limitation, the Offering).

ARTICLE 25
ENTIRE AGREEMENT

This Agreement embodies the entire agreement and understanding of the Company and the Underwriters with respect to the subject matter hereof. The provisions of this Agreement may not be modified, amended or supplemented except in writing executed by the Company and the Underwriters. Neither party has the right to assign its obligations or rights or privileges pursuant to this Agreement to any other person without the written consent of the other party. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns. If any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof. Headings used herein are for convenience of reference only and shall not affect the interpretation or construction of this Agreement. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or a waiver of any other term or condition of this Agreement.

ARTICLE 26
GOVERNING LAW

This Agreement and all disputes among the parties under or relating to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise shall be governed by and construed in accordance with internal laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York. EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN ANY PROCEEDING RELATING TO THE ENFORCEMENT OF THIS AGREEMENT.

Any legal suit, action, or proceeding arising out of or relating to this Agreement shall be instituted in the federal courts of the United States of America or the courts of the States of New York, in each case, located in the City of New York and borough of Manhattan, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

ARTICLE 27
TIME OF THE ESSENCE

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com).

[Remainder of page intentionally blank. Signature page follows.]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to us.

Yours very truly,

CANTOR FITZGERALD & CO.

By:	/s/ Asif Ahmed
Name: Asif Ahmed Title: Global Co-Head of Equity Capital Markets

BARCLAYS CAPITAL INC.

By:	/s/ Dan Cocks
Name: Dan Cocks Title: Managing Director

For themselves and the other Underwriters named in this Agreement.

(Underwriting Agreement Signature Page)

The foregoing is in accordance with our understanding and is accepted by us.

CYBIN INC. d/b/a HELUS PHARMA

By:	/s/ Eric So
Name: Eric So Title: Interim Chief Executive Officer

SCHEDULE "A"
SUBSIDIARIES

Adelia Therapeutics Inc.

Adelia is authorized to issue 15,000,000 shares, consisting of 10,000,000 common shares and 5,000,000 preferred shares. As of the date hereof, 5,880,148 common shares are issued and outstanding as fully paid and non-assessable shares.

Helus Pharma Corp.

Helus Pharma Corp. is authorized to issue (a) an unlimited number of common shares; and (b) an unlimited number of preference shares, issuable in series. As of the date hereof, 138,521,414 common shares are issued and outstanding as fully paid and non-assessable shares and no preference shares are issued and outstanding.

Helus US Inc.

Helus US Inc. is authorized to issue 6,000,000 shares, all of which shares are designated as common stock, of which (i) 3,000,000 shares shall be shares of Class A common shares and (ii) 3,000,000 shares shall be shares of Class B common shares. As of the date hereof, 1,629,352.82 Class A common shares and 0 Class B common shares are issued and outstanding as fully paid and non-assessable shares.

Cybin IRL Limited

The share capital of Cybin IRL Limited consists of Ordinary Shares of US$1.00 each. As of the date hereof, 271,680 Ordinary Shares of US$1.00 each are issued and outstanding as fully paid and non-assessable shares.

Cybin UK Ltd. T/A Helus

The share capital of Cybin UK Ltd. T/A Helus consists of an unlimited number of ordinary shares. As of the date hereof, 255,079,477 ordinary shares are issued and outstanding as fully paid and non-assessable shares.

Helus International Limited

The share capital of Helus International Limited consists of an unlimited number of shares. As of the date hereof, 100 shares are issued and outstanding as fully paid and non-assessable shares

SCHEDULE "B"

MATERIAL SUBSIDIARIES

Cybin Inc. (Ontario);

Helus Pharma Corp. (Ontario);

Helus US Inc. (Nevada);

Adelia Therapeutics Inc. (Delaware); and

Cybin IRL Limited (Ireland).

SCHEDULE "C"
MATTERS TO BE ADDRESSED IN THE CANADIAN COUNSEL OPINIONS

(i) the Company is a company existing under the OBCA and has not been dissolved under the OBCA;

(ii) the Company has the corporate power and corporate capacity under the OBCA and the constating documents of the Company to (i) carry on its Business and activities and to own, lease and operate its properties and assets, as described in the Offering Documents, (ii) execute and deliver the Transaction Documents and Offering Documents, as applicable, and perform its obligations hereunder and thereunder, and (iii) create, offer, issue and sell the Offered Shares;

(iii) as to the authorized share capital of the Company and that the Canadian Offering Documents describe, in all material respects, the attributes of the Common Shares;

(iv) all necessary corporate action has been taken by the Company to authorize the execution and delivery of the Transaction Documents, and the performance by the Company of its obligations under the Transaction Documents;

(v) all necessary corporate action has been taken by the Company to authorize the delivery of the U.S. Offering Documents, and to authorize the execution and delivery of the Prospectuses, the Prospectus Supplements, and any Supplementary Material and the filing of such documents, as applicable, under Canadian Securities Laws;

(vi) the execution and delivery of the Transaction Documents and the performance by the Company of its obligations thereunder, including the issuance, sale and delivery of the Offered Shares in accordance with the terms of the Transaction Documents, do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under (i) constating documents of the Company, (ii) resolutions of the directors or shareholders of the Company, or (iii) the OBCA;

(vii) the Shares have been validly issued as fully paid and non-assessable Common Shares;

(viii) the Company is a "reporting issuer" under the Securities Act (Ontario) and is not included in a list of defaulting reporting issuers maintained by the Principal Regulator.

(ix) the Shares have been approved for listing on Cboe Canada, subject to the Company fulfilling all of the requirements of Cboe Canada, including those set forth in any conditional approval letter of Cboe Canada;

(x) Odyssey Trust Company has been duly appointed as registrar and transfer agent of the Common Shares;

(xi) subject to the limitations, qualifications and assumptions set out therein, the statements set forth in the Prospectus under the heading "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" with respect to Canadian federal income tax matters, insofar as it purports to describe the provisions of the laws referred to therein, subject to the specific limitations, qualifications, assumptions and exceptions stated or referred to therein as applicable thereto; and

(xii) the attributes of the Offered Shares conform in all material respects with the description thereof contained in the Canadian Offering Documents.

SCHEDULE "D"
PRICING TERMS

The price per Share is $4.85

SCHEDULE "E"
FORM OF LOCK-UP AGREEMENT

See attached

LOCK-UP AGREEMENT

Cantor Fitzgerald & Co. 110 East 59th Street New York, NY 10022 Barclays Capital Inc. 745 7th Avenue New York, NY 10019	[●], 2026

Re: Registered Offering of Securities of Cybin Inc., dba Helus Pharma

Reference is made to an underwriting agreement to be entered into (the "Underwriting Agreement") by and between Cantor Fitzgerald & Co. ("Cantor") and Barclays Capital Inc. (“Barclays” and together with Cantor, the “Representatives”) on behalf of themselves and a syndicate of underwriters (collectively with Cantor and Barclays, the "Underwriters," and each individually an "Underwriter") and Cybin Inc., dba Helus Pharma (the "Company"), relating to the sale of the Company’s common shares without par value (the “Common Shares”) and/or warrants or pre-funded warrants to purchase Common Shares (the “Offering”).

The undersigned is a senior officer or director of the Company who holds Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other securities of the Company (collectively, the "Locked-Up Securities") and, accordingly, recognizes that the Offering will benefit the Company. The undersigned has good and marketable title to the Locked-Up Securities and acknowledges that the Underwriters are relying on the representations and agreements of the undersigned contained in this Lock-Up Agreement in carrying out and completing the Offering.

In consideration of the foregoing, the undersigned hereby agrees that during the period commencing on the date of this Agreement until the date that is [45] days following the date hereof, the undersigned will not, directly or indirectly offer, sell, contract to sell, transfer, pledge, assign, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, or announce any intention to do any of the foregoing, any Common Shares or other securities of the Company held by them, directly or indirectly (collectively, the “Lock-Up Conditions”), other than (a) with the prior written consent of the Representatives (in each case, not to be unreasonably withheld, delayed or denied), (b) in connection with the vesting, settlement, or exercise of restricted share units, options, warrants, or other rights to purchase Common Shares (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted share units, options, warrants, or rights, (c) transfers to or among a shareholder's affiliates or to immediate family members for tax or other planning purposes, or (d) a tender or sale by a shareholder of securities of the Company in or pursuant to a take-over bid or similar transaction involving a change of control of the Company.

This Lock-Up Agreement is governed by the laws of the state of New York and the federal laws of the United States applicable therein. This Lock-Up Agreement shall not be assigned by the undersigned without the prior written consent of the Representatives, on behalf of the Underwriters. This Lock-Up Agreement is irrevocable and will be binding on the undersigned and its respective successors, heirs, personal or legal representatives and permitted assigns.

[Signature page follows]

DATED as of the date first written above.

NAME OF SECURITYHOLDER:

(Signature of Securityholder)

SCHEDULE "F"

FREE WRITING PROSPECTUSES INCLUDED IN THE TIME OF SALE PROSPECTUS

1. Data release of the Company, dated June 24, 2026, filed with the SEC as a free writing prospectus.